Exhibit 99.6
SHARE PURCHASE AND SALE
AGREEMENT
BETWEEN
BURLINGTON RESOURCES CANADA LTD.
AS THE VENDOR
AND
1275708 ALBERTA LTD.
AS THE PURCHASER
AND
PENGROWTH CORPORATION
AS THE GUARANTOR
REGARDING THE SHARES OF:
1265702 ALBERTA ULC,
1265704 ALBERTA ULC,
1265706 ALBERTA ULC, AND
1265707 ALBERTA ULC
November 28, 2006

SHARE PURCHASE AND SALE AGREEMENT
TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION			1

1.1	DEFINITIONS		1
1.2	INTERPRETATION		15
1.3	SCHEDULES		16
1.4	GUARANTEE		17

ARTICLE 2 PURCHASE AND SALE			17

2.1	AGREEMENT OF PURCHASE AND SALE		17
2.2	PAYMENT OF PURCHASE PRICE		17
2.3	DEPOSIT		18

ARTICLE 3 CLOSING			18

3.1	PLACE AND TIME OF CLOSING		18
3.2	CONVEYANCE DOCUMENTS		18

ARTICLE 4 ADJUSTMENTS			18

4.1	ACCOUNTING ADJUSTMENTS		18

ARTICLE 5 INTERIM PROVISIONS			19

5.1	ASSETS TO BE MAINTAINED IN PROPER MANNER		19
5.2	ACTIONS TAKEN DURING INTERIM PERIOD		19
5.3	RESTRICTIONS ON CONDUCT OF BUSINESS		19
5.4	OPERATIONS PROPOSALS DURING INTERIM PERIOD		20
5.5	COMPETITION ACT FILINGS		21
5.6	NEGATIVE COVENANTS REGARDING THE CORPORATIONS		21
5.7	INTERIM PERIOD REORGANIZATION		21
5.8	[REDACTED]		22
5.9	PURCHASER’S INSURANCE		22
5.10	SEISMIC DATA COPIES		22

ARTICLE 6 VENDOR’S REPRESENTATIONS AND WARRANTIES			22

6.1	REGARDING THE VENDOR		22
6.2	REGARDING THE CORPORATIONS		23
6.3	REGARDING THE ASSETS		26
6.4	NO ADDITIONAL REPRESENTATIONS OR WARRANTIES BY THE VENDOR		28

ARTICLE 7 PURCHASER’S REPRESENTATIONS AND WARRANTIES			29

7.1	PURCHASER’S REPRESENTATIONS AND WARRANTIES		29
7.2	SURVIVAL OF REPRESENTATIONS AND WARRANTIES		31

ARTICLE 8 [REDACTED]			31

ARTICLE 9 PURCHASER’S INSPECTION OF ASSETS			31

9.1	VENDOR TO PROVIDE ACCESS		31
9.2	TITLE REVIEW		31

ARTICLE 10 CONDITIONS PRECEDENT TO CLOSING AND DELIVERIES			33

10.1	MUTUAL CONDITIONS PRECEDENT REGARDING REQUIRED CONSENTS AND APPROVALS	33
10.2	CONDITIONS PRECEDENT FOR BENEFIT OF THE PURCHASER		33

ii

10.3	CONDITIONS PRECEDENT FOR BENEFIT OF THE VENDOR	34
10.4	EFFORTS TO FULFILL CONDITIONS PRECEDENT	34
10.5	DELIVERIES OF THE VENDOR	34
10.6	DELIVERIES OF THE PURCHASER	36

ARTICLE 11 CONFIDENTIALITY		36

11.1	THE PURCHASER’S OBLIGATION TO MAINTAIN INFORMATION CONFIDENTIAL	36

ARTICLE 12 [REDACTED]		37

ARTICLE 13 LIABILITIES AND INDEMNITIES		37

13.1	VENDOR’S INDEMNITIES	37
13.2	PURCHASER’S INDEMNITIES	37
13.3	INDEMNIFICATION PROCEDURE – THIRD PARTY CLAIMS	38
13.4	LIMITATIONS ON LIABILITY	38
13.5	SUBROGATION	40

ARTICLE 14 ARBITRATION		40

14.1	REFERENCE TO ARBITRATION	40
14.2	PROCEEDINGS	40

ARTICLE 15 EMPLOYEES		40

15.1	[REDACTED]	40

ARTICLE 16 TERMINATION		40

16.1	TERMINATION	40

ARTICLE 17 INFORMATION, ACCESS, MATERIALS AND CONTINUING REPORTS		41

17.1	DELIVERY OF THE VENDOR’S RECORDS	41
17.2	VENDOR’S ACCESS POST-CLOSING	41
17.3	PURCHASER’S ACCESS POST-CLOSING	42
17.4	RETENTION PERIOD	42
17.5	VENDOR’S HISTORICAL INFORMATION	42

ARTICLE 18 WAIVER		44

18.1	WAIVER MUST BE IN WRITING	44

ARTICLE 19 ASSIGNMENT		44

19.1	ASSIGNMENTS BEFORE CLOSING	44
19.2	ASSIGNMENTS BY THE PURCHASER AFTER CLOSING	44

ARTICLE 20 NOTICE		44

20.1	SERVICE OF NOTICE	44
20.2	RIGHT TO CHANGE ADDRESS	45

ARTICLE 21 PUBLIC ANNOUNCEMENTS AND SIGNS		45

21.1	PUBLIC ANNOUNCEMENTS	45
21.2	SIGNS	46

ARTICLE 22 POST CLOSING ADMINISTRATION		46

22.1	REGISTRATION OF DOCUMENTS	46
22.2	OPERATORSHIP AND THIRD PARTIES	47

iii

ARTICLE 23 MISCELLANEOUS PROVISIONS		47

23.1	FURTHER ASSURANCES	47
23.2	APPLICABLE LAW AND ATTORNMENT	47
23.3	TIME	47
23.4	CONTINUING AGREEMENT	47
23.5	ENTIRE AGREEMENT	47
23.6	ENUREMENT	48
23.7	WAIVER OF THE LAND CONTRACTS (ACTIONS) ACT	48
23.8	WAIVER OF THE LIMITATION OF CIVIL RIGHTS ACT	48
23.9	SEVERABILITY	48
23.10	COUNTERPARTS	49
23.11	CONFIDENTIALITY	49
SCHEDULES

Schedule “A”	Land Schedule
Part 1 – Lands
Part 2 – Wells
Part 3 – Fee Simple Lands
Schedule “B”	Major Facilities
Schedule “C”	Excluded Assets
Schedule “D”	Seismic Data
Schedule “E”	Accounting Adjustment
Schedule “F”	[Redacted]
Schedule “G”	Bank Accounts
Schedule “H”	Claims and Default Notices
Schedule “I”	Offset Drilling Notices
Schedule “J”	Transportation, Processing and Sales Agreements
Schedule “K”	Authorizations for Expenditures
Schedule “L”	Abandonment and Reclamation and Environmental Matters
Schedule “M”	the Vendor’s Officer’s Certificate
Schedule “N”	Crude Oil and Liquids Purchase Contracts
Schedule “O”	the Purchaser’s Officer’s Certificate
Schedule “P”	New Freehold Leases
Part 1 – Form of Producing Lands Lease
Part 2 – Form of Producing Lands Sublease
Part 3 – Form of Non-Producing Lands Lease
Part 4 – Form of Non-Producing Lands Sublease
Schedule “Q”	Joint Venture Audits
Schedule “R”	Transitional Services

SHARE PURCHASE AND SALE AGREEMENT
     THIS AGREEMENT dated the 28th day of November, 2006.
BETWEEN:
BURLINGTON RESOURCES CANADA LTD., a corporation incorporated pursuant to the laws of Alberta, Canada (hereinafter called “the Vendor”)
OF THE FIRST PART
- and -
1275708 ALBERTA LTD., a corporation incorporated pursuant to the laws of Alberta, (hereinafter called “the Purchaser”)
OF THE SECOND PART
- and -
PENGROWTH CORPORATION, a corporation incorporated pursuant to the laws of Alberta, (hereinafter called “the Guarantor”)
OF THE THIRD PART
WHEREAS the Vendor is the beneficial owner of the Shares;
          AND WHEREAS prior to Closing the Corporations will acquire the Assets pursuant to the Reorganization;
          AND WHEREAS the Purchaser and the Vendor have agreed that the Vendor will sell the Shares to the Purchaser and the Purchaser will purchase the Shares from the Vendor on the terms and subject to the conditions set forth herein;
          AND WHEREAS the Guarantor has agreed to guarantee the performance of all of the Purchaser’s obligations hereunder;
          NOW THEREFORE this Agreement witnesses that, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the Purchaser and the Vendor, the Parties covenant and agree with each other as follows:
ARTICLE 1
INTERPRETATION
1.1 Definitions
          In this Agreement (including the recitals hereto, this clause and each schedule), the words and phrases set forth below shall have the meanings specified below, namely:
(a)	“Abandonment and Reclamation Liabilities” means all past, present and future obligations to:

(i)	abandon the Wells and close, decommission, dismantle and remove structures, foundations, buildings, pipelines, equipment and other facilities located on the Lands or lands pooled or unitized therewith or used or previously used in respect of Petroleum Substances produced or previously produced from the Lands or lands pooled or unitized therewith; and

(ii)	restore, remediate and reclaim the surface and subsurface locations thereof and lands used to gain access thereto, including such obligations relating to wells, pipelines and facilities which were abandoned or decommissioned prior to the Adjustment Date that were located on the Lands or lands pooled or unitized therewith or that were located on other lands and used in respect of Petroleum Substances produced or previously produced from the Lands or lands pooled or unitized therewith;
all in accordance with generally accepted oil and gas industry practices in the province where the Assets are located and in compliance with Applicable Law;
(b)	“Accepting Employees” [Redacted];

(c)	“Accounting Adjustment” means the amount, whether positive or negative, calculated in accordance with Schedule “E”;

(d)	“Adjustment Date” means November 1, 2006;

(e)	“Additional Seismic Data Interests” means (i) the Seismic Data other than the interests therein granted pursuant to the Seismic Data Licences but including ConocoPhillips’ rights as licensor under the Seismic Data Licences and (ii) all contracts, agreements, books, records and documents pertaining thereto other than interpretations, evaluations, forecasts, analyses and similar items;

(f)	“Affiliate” of a Person means a corporation or partnership that controls the Person, is controlled by the Person or is controlled by the same person, corporation or partnership that controls the Person and for which purpose a corporation shall be deemed to be controlled by those persons, corporations or partnerships who own or effectively control, other than by way of security only, sufficient voting shares of the corporation (whether directly through the ownership of shares of the corporation or indirectly through the ownership of shares of another corporation which directly or indirectly owns shares of the corporation) to elect the majority of its board of directors and a partnership shall be deemed to be controlled by those persons, corporations or partnerships that are able to determine policies or material decisions of that partnership, provided that a partnership which is composed solely of corporations which are Affiliates, as described above, shall be deemed to be an Affiliate of each such corporation and its other Affiliates;

(g)	“Agreement” means this agreement including the recitals hereto, this clause and each schedule, as amended after the date hereof by written agreement between the Vendor, the Purchaser and the Guarantor;

(h)	“Applicable Laws” means, in relation to any Person, property or circumstance:
(i)	statutes (including regulations enacted thereunder);

(ii)	judgments and orders of courts of competent jurisdiction;

(iii)	regulations, orders and directives issued by Government Authorities; and

(iv)	the terms and conditions of all permits, licences, approvals and authorizations;
which are applicable to such Person, property or circumstance;
(i)	“Applicable Portion” has the meaning specified in clause 15.2(e);

(j)	“Assets” means, collectively, the Petroleum and Natural Gas Rights, the Tangibles, the Miscellaneous Interests and the Additional Seismic Data Interests;

(k)	“Audited Financial Statements” means an operating statement (which shall state gross revenues, royalty expenses, production costs and operating income) in respect of the Assets for:
(i)	the 12 month period ended December 31, 2005, audited by the Vendor’s Auditors in accordance with GAAP, including the auditor’s report thereon; and

(ii)	the nine month period ended September 30, 2006, together with a comparative operating statement for the nine month period ended September 30, 2005, as reviewed by the Vendor’s Auditors;
(l)	“Base Price” means One Billion Thirty-Seven Million Five Hundred Thousand Dollars ($ 1,037,500,000) less any reductions pursuant to Articles 8 or 9;

(m)	“Business Day” means any day other than a Saturday, Sunday or statutory holiday in Calgary, Alberta;

(n)	[Redacted];

(o)	[Redacted];

(p)	“Claim” means any claim, demand, lawsuit, proceeding, arbitration or governmental investigation, in each case, whether asserted, threatened, pending or existing, but does not include a Tax Claim;

(q)	“Closing” means the closing of the sale of the Shares by the Vendor to the Purchaser and the delivery by the Purchaser to the Vendor of the Purchase Price as estimated at the Closing Time in the Closing Statement of Adjustments;

(r)	“Closing Date” means the later of:
(i)	January 18, 2007; and

(ii)	five (5) Business Days after receipt of by the Purchaser of approval under the Investment Canada Act in respect of the transaction;
or such other date as agreed by the Parties hereto;

(s)	“Closing Statement of Adjustments” has the meaning specified in Schedule “E”;

(t)	“Closing Time” means 10:00 a.m. local Calgary time on the Closing Date;

(u)	“Competition Act” means the Competition Act R.S.C. 1985, c. C-34;

(v)	“Competition Act Approval” means that:
(i)	the Commissioner of Competition appointed under the Competition Act or any Person authorized to exercise the powers and perform the duties of the Commissioner of Competition (the “Commissioner”) has issued an advance ruling certificate pursuant to section 102 of the Competition Act in respect of the Transaction; or

(ii)	notification of the Transaction pursuant to section 114 of the Competition Act has been given or its requirement has been waived by the Commissioner and either:
(A)	the applicable waiting period under section 123 of the Competition Act has expired without the Commissioner having advised the Parties that the Commissioner intends to apply to the Competition Tribunal for an order under section 92 or section 100 of the Competition Act in respect of the Transaction or its requirement has been waived by the Commissioner, on terms and conditions satisfactory to the Parties, acting reasonably; or

(B)	the Commissioner has advised the Purchaser and the Vendor that the Commissioner does not intend at the current time to apply to the Competition Tribunal for an order under section 92 of the Competition Act in respect of the Transaction;
(w)	“Confidentiality Agreement” means the letter agreement dated August 21, 2006 between ConocoPhillips Canada Resources Corp. and the Purchaser;

(x)	“ConocoPhillips” means the Vendor and its Affiliates, collectively and shall include the Corporations prior to Closing and exclude the Corporations after Closing;

(y)	“Conveyance Documents” means all conveyances, assignments, transfers, novations, directions to pay and other documents and instruments that are reasonably required or desirable in accordance with generally accepted oil and gas industry practice in the province where the Assets are located, to convey, assign and transfer to the Corporations or their nominee title to the Assets that is held in the name of ConocoPhillips (other than the Corporations) that has not previously been transferred to the Corporations and to novate the Corporations or their nominee into the contracts, licences, permits, approvals and authorizations comprised in the Miscellaneous Interests in the place and stead of ConocoPhillips (other than the Corporations) insofar as such contracts, licences, permits, approvals and authorizations pertain to the Assets to the extent the Corporations have not previously been novated into such contracts, licences, permits, approvals and authorizations;

(z)	“Corporations” means collectively, 702, 704, 706 and 707 and “Corporation” means one of them;

(aa)	“Crude Oil and Liquids Purchase Contracts” means the Crude Oil Purchase Contract and the Liquids Purchase Contract attached as Schedule “N”;

(bb)	“Customary Post-Closing Consents” means consents and approvals from any Government Authority or third party that are customarily obtained after closing in connection with transactions similar in nature to the Transaction including consents and approvals for the transfer of permits, licences, approvals and authorizations for the Wells, Tangibles, Leases and Surface Interests pursuant to the Reorganization [Redacted];

(cc)	“Data Room Information” means all information contained in the Information Summary, the physical data room, virtual data room and valuation books prepared by Tristone Capital Inc. on behalf of ConocoPhillips relating to the Assets;

(dd)	“Defect Amount” has the meaning specified in subclause 9.2(a);

(ee) "Deposit” has the meaning specified in clause 2.3;

(ff)	“Dollar” or “$” means a Canadian dollar;

(gg)	“Employee Letter” [Redacted];

(hh)	“Environment” means the components of the earth and includes ambient air, land, surface and sub-surface strata, groundwater, surface water, all layers of the atmosphere, all organic and inorganic matter and living organisms, including plants, animals and humans, and the interacting natural systems that include such components;

(ii)	“Environmental Laws” means Applicable Laws which relate to Environmental, health or safety matters;

(jj)	“Environmental Liabilities” means:
(i)	Claims, Losses and Liabilities resulting from the past, present or future use, storage, holding, handling, transportation, release, spill, emission, leaching, escape or migration of any substance or waste including any substance or waste regulated under Environmental Laws;

(ii)	Claims, Losses and Liabilities in respect of past, present or future pollution or contamination of, or damage or injury to, the Environment;

(iii)	obligations to test, monitor, remediate, protect or clean-up the Environment;

(iv)	Claims, Losses and Liabilities under Environmental Laws;

(v)	Claims, Losses and Liabilities in respect of the matters described in Schedule “L”; and

(vi)	Abandonment and Reclamation Liabilities;
that relate to the Lands or that have arisen or hereafter arise from or in respect of past, present or future Operations, including obligations to compensate Third Parties for losses, damages and injury, including those that arise from Operations that relate to lands other than the Lands;

(kk)	“Excluded Assets” means:
(i)	ConocoPhillips’ fee simple interests in the Lands;

(ii)	ConocoPhillips’ rights as a lessor or sublessor of any fee simple lands, including rights to receive lessor and sublessor royalties or other payments pursuant thereto;

(iii)	ConocoPhillips’ interests in gross royalty trust certificates;

(iv)	Petroleum Substances beyond the wellhead at the Adjustment Date, including Petroleum Substances in the course of production or transportation or in tanks or storage;

(v)	geological and geophysical data related to the Assets other than the Seismic Data;

(vi)	interpretations, evaluations, forecasts, analyses and similar items relating to the Assets;

(vii)	computer software, computer networks and other technology systems except to the extent used exclusively with SCADA and other field maintenance management systems or measurement facilities included in the Tangibles;

(viii)	cash, marketable securities, deposits and bank accounts (other than any thereof owned by the Corporations at the Closing Time);

(ix)	subject to (and without limiting) Purchaser’s rights of subrogation pursuant to subclause 13.5, rights to make Claims against Persons in respect of acts, omissions or events that occurred prior to the Adjustment Date;

(x)	the assets and properties described in Schedule “C”;

(xi)	accounts receivable, cash and other items classified as current assets in accordance with generally accepted accounting principles;

(xii)	advances and deposits to operators, Government Authorities or other Persons prior to the Adjustment Date to secure obligations or as prepayment of costs or expenses;

(xiii)	tax and financial records of the Vendor and its Affiliates, other than those that relate directly to the Corporations;

(xiv)	legal and title opinions;

(xv)	documents prepared by or on behalf of ConocoPhillips in contemplation of litigation and any other documents within the possession of ConocoPhillips which are subject to solicitor-client privilege under the laws of the Province of Alberta or any other jurisdiction; and

(xvi)	records, policies, manuals and other proprietary, confidential business or technical information not used exclusively in the operation of the Assets;
(ll)	“Fee Simple Lands” means the Lands where the mineral rights thereto are owned in fee simple by ConocoPhillips, including those that are identified in Part 3 of the Land Schedule;

(mm)	“Final Statement of Adjustments” has the meaning specified in Schedule “E”;

(nn)	“GAAP” or “Generally Accepted Accounting Principles” means generally accepted accounting principles and practices in Canada, including the principles set forth in the CICA Handbook published by the Canadian Institute of Chartered Accountants or any successor institute;

(oo)	“Government Authority” means a federal, provincial, territorial, municipal or other government or government department, agency or authority (including a court of law) having jurisdiction over a Party, the Assets or the Transaction;

(pp)	“Hire Date” [Redacted];

(qq)	“Income Tax Act” means the Income Tax Act R.S.C. 1985, c.1 (5th Supplement), the regulations thereunder and the Income Tax Application Rules R.S.C. 1985, c.2 (5th Supplement);

(rr)	“Income Taxes” means Taxes payable pursuant to the Income Tax Act and similar Canadian provincial legislation;

(ss)	“Indemnified Party” has the meaning specified in clause 13.3;

(tt)	“Indemnifying Party” has the meaning specified in clause 13.3;

(uu)	“Information Summary” means the Information Summary dated August, 2006 respecting the Assets, among other things, prepared by ConocoPhillips and Tristone Capital Inc.;

(vv)	“Interest Amount” means an amount equal to the Prime Rate plus two percent (2%) on the Base Price less the Deposit from (and including) the Adjustment Date to (but excluding) the Closing Date;

(ww)	“Land Schedule” means Schedule “A”;

(xx)	“Lands” means, collectively, the lands set forth and described in the Land Schedule and includes, unless the context otherwise requires, the surface of such Lands and (subject to exceptions noted on the Land Schedule) the Petroleum Substances in all zones and formations within such Lands;

(yy)	“Leases” means, collectively:
(i)	the leases, licenses, permits and other documents of title (excluding fee simple interests ) which grant rights to Petroleum Substances within, upon or under the Lands and which are set forth and described in the Land Schedule; and

(ii)	the New Freehold Leases;
and includes, if applicable all renewals and extensions of such documents and all documents issued in substitution therefor but only to the extent such documents of title relate to the Lands;

(zz)	“Losses and Liabilities” means in respect of a Party and in relation to a matter, any and all:
(i)	losses, costs, damages, expenses and charges (including all penalties, assessments and fines) which such Party suffers, sustains, pays or incurs, directly or indirectly, in connection with such matter and includes reasonable costs of legal counsel (on a full indemnity basis) and other professional advisors and reasonable costs of investigating and defending Claims arising from the matter, regardless of whether such Claims are sustained and includes Taxes payable on any settlement payment or damage award in respect of such matter; and

(ii)	liabilities and obligations (whether under common law, in equity, under Applicable Law or otherwise; whether tortious, contractual, vicarious, statutory or otherwise; whether absolute or contingent; and whether based on fault, strict liability or otherwise) which such Person incurs as a result of such matter or in connection therewith;

excluding consequential or indirect losses or loss of profits suffered by such Party, but including amounts paid or payable by such Party to another Person (other than Related Parties of such Party) in respect of consequential or indirect losses or loss of profits suffered by such Person;
(aaa)	“Major Facilities” means the facilities and pipelines specifically described in Schedule “B”;

(bbb)	“Miscellaneous Interests” means all right, title, interest and estate of ConocoPhillips in and to all property, rights and assets, whether contingent or absolute, legal or beneficial, present or future, vested or not (other than the Petroleum and Natural Gas Rights, the Tangibles, the Seismic Data, the Excluded Assets and the Additional Seismic Data Interests), to the extent pertaining to the Petroleum and Natural Gas Rights, the Lands or lands pooled or unitized therewith or the Tangibles and to which ConocoPhillips is entitled at the Adjustment Date including the following property, rights and assets:
(i)	contracts, agreements, books, records and documents to the extent that they relate to the Petroleum and Natural Gas Rights, the Wells, the Tangibles or items listed in items (iii) or (iv) of this definition or any rights in relation thereto including the Title and Operating Documents and any rights of ConocoPhillips in relation thereto;

(ii)	Surface Interests;

(iii)	all:
(A)	subject to clause 9.1(c), core samples and cuttings from wells drilled on the Lands or lands pooled or unitized therewith;

(B)	geological interpretations related to the Assets contained in the Data Room Information or in ConocoPhillips’ well files; and

(C)	production, engineering and other information relating directly to the Petroleum and Natural Gas Rights, the Lands or the Tangibles
which ConocoPhillips has in its custody or to which ConocoPhillips has access, excluding any such information that is subject to confidentiality restrictions or restrictions on transferability;

(iv)	permits, licences, approvals and other authorizations, crossing privileges or other rights pursuant to which the Wells or the Tangibles are accessed, maintained or operated relating to any Petroleum and Natural Gas Rights or Tangibles, or the use thereof;

(v)	the Wells; and

(vi)	the rights granted pursuant to the Seismic Data Licences;
but specifically excluding the Excluded Assets and the Additional Seismic Data Interests;

(ccc)	“New Freehold Leases” means leases or subleases of all of the Fee Simple Lands in the forms attached as Schedule “P” all of which will: (i) if granted to Western on September 15, 2006, be assigned to the Corporations pursuant to the Reorganization prior to the Closing Time; or (ii) otherwise, be granted to the Corporations pursuant to the Reorganization prior to the Closing Time;

(ddd)	“New Seismic Data Licence” means one or more licences of the Seismic Data granted to ConocoPhillips pursuant to paragraph 1(c) of Part 1 of Schedule “F” in substantially the same form as the Seismic Data Licences;

(eee)	“Non-Accepting Employee” [Redacted];

(fff)	“Operations” means any and all operations on or in respect of the Lands or lands pooled or unitized therewith or relating to Petroleum Substances produced therefrom or the Tangibles, including: (i) drilling, completion, testing, recompleting, deepening, plugging back, side tracking, whipstocking, fracing, stimulating, injecting, equipping, operating and abandoning wells; (ii) construction, repair, expansion, decommissioning, maintenance and operation of oilfield facilities and equipment; (iii) producing, gathering, compressing, dehydrating, scrubbing, processing, treating, separating, extracting, collecting, refrigerating, measuring, storing, transporting or shipping Petroleum Substances (including processing, treatment and storage of sulphur and transmission, transportation, treatment and disposition of water); (iv) miscible flood and other enhanced recovery schemes; (v) geological, geophysical and seismic activities; and (vi) abandonment, reclamation, remediation and restoration operations;

(ggg)	“Party” means a Person who is bound by this Agreement;

(hhh)	“Permitted Encumbrances” means any of the following:
(i)	liens for taxes, assessments and governmental charges which are not due or delinquent or if due, the validity of which are being diligently contested in good faith;

(ii)	easements, rights of way, servitudes or other similar rights in land including: rights of way and servitudes for highways or other roads; railways; sewers; drains; gas and oil pipelines; gas or water mains; or electric light, power, telephone, telegraph or cable television conduits, poles, wires or cables;

(iii)	the right reserved to or vested in any Government Authority by the terms of any lease, license, franchise, grant or permit or by any Applicable Law to terminate such lease, license, franchise, grant or permit or to require annual or other periodic payments as a condition of the continuance thereof;

(iv)	the right reserved to or vested in any Government Authority to levy taxes on Petroleum Substances or the income or revenue attributable thereto;

(v)	rights reserved to or vested in any Government Authority to control or regulate any of the Assets in any manner, including any requirements relating to production rates or Operations;

(vi)	undetermined or inchoate liens incurred or created in the ordinary course of business or a lien created as security in favour of the Person conducting Operations on or in respect of the Assets to which such liens relate for ConocoPhillips’ proportionate share of the costs and expenses of such Operations which are not due or delinquent or are being diligently contested in good faith;

(vii)	mechanics’, builders’ or materialmen’s liens in respect of services rendered or goods supplied, but only insofar as such liens relate to goods or services for which payment is not due or the validity of which is being diligently contested in good faith;

(viii)	trust obligations incurred in the ordinary course of business that do not reduce the interests attributed to ConocoPhillips in the Land Schedule;

(ix)	the terms and conditions of the Title and Operating Documents, (including Transportation, Processing and Sale Agreements and contracts for the operation of Wells by contract field operators);

(x)	penalties which are disclosed in the Land Schedule and which have arisen under operating procedures or similar agreements as a consequence of elections by the ConocoPhillips not to participate in Operations on the Lands to which the penalty applies;

(xi)	the reservations, limitations, provisos and conditions in any original grants from the Crown of any of the Lands or any interest therein and statutory exceptions to title;

(xii)	liens granted in the ordinary course of business to a public utility or Government Authority in connection with Operations;

(xiii)	the burdens, encumbrances, royalties, adverse claims, (including reductions and conversions) and penalties set forth in the Land Schedule;

(xiv)	all rights of first refusal, pre-emptive purchase rights and similar rights;

(xv)	Uncured Title Defects; and

(xvi)	any other circumstance, matter or thing disclosed in any Schedule hereto;
provided that the following items must be identified in a Schedule to qualify as Permitted Encumbrances: (1) overriding royalties, net profits interests and similar encumbrances; (2) existing potential alterations of ConocoPhillips’ interest because of the right of a Person to convert a royalty or a right of a Person to earn or acquire an interest pursuant to a farmout or similar agreement; and (3) any penalty or forfeiture that applies to the Assets as at the Adjustment Date because of an election by ConocoPhillips prior to the Adjustment Date not to participate in a particular operation;
(iii)	“Person” means any individual, body corporate, partnership (limited or general), trust, trustee, executor or similar official, Government Authority or other entity;

(jjj)	“Petroleum and Natural Gas Rights” means all of the right, title, estate and interest (whether absolute or contingent, legal or beneficial, present or future, vested or not, and whether or not an “interest in land”) beneficially owned by ConocoPhillips pursuant to the Title and Operating Documents in or to any of the following, by whatever name the same are known:
(i)	rights to explore for, drill for, extract, win, produce, take, save or market Petroleum Substances from the Lands or lands pooled or unitized therewith;

(ii)	rights to a share of the production of Petroleum Substances from the Lands or lands pooled or unitized therewith;

(iii)	rights to a share of the proceeds of, or to receive payment calculated by reference to, the quantity or value of the production of Petroleum Substances from the Lands or lands pooled or unitized therewith;

(iv)	the interests set forth in the Land Schedule in and to and in respect of the Leases and the Lands; and

(v)	the interests that have been or will be (as the case may be) granted pursuant to the New Freehold Leases;
including all interests and rights in or in respect of the Lands known as working interests, leasehold interests, royalty interests, overriding royalty interests, gross overriding royalty interests, production payments, profits interests, net profits interests, revenue interests, net revenue interests or economic interests and including fractional or undivided interests in any of the foregoing, but excluding the Excluded Assets and the Additional Seismic Data Interests;
(kkk)	“Petroleum Substances” means petroleum, natural gas and all related hydrocarbons, including all liquid hydrocarbons and all other mineral substances, whether liquid, solid or gaseous and whether hydrocarbons or not (except coal, but including sulphur and hydrogen sulphide), produced in association with such petroleum, natural gas or related hydrocarbons or found in any water;

(lll)	“Prime Rate” means the rate of interest expressed as a rate per annum which the main branch of The Bank of Nova Scotia in Calgary, Alberta uses as a reference rate for calculating interest on Dollar denominated commercial demand loans made by such bank in Canada and which it refers to as its “prime rate”;

(mmm)	[Redacted];

(nnn)	“Prospective Employee” [Redacted];

(ooo)	“Purchase Price” means the sum of the Base Price, the Accounting Adjustment (which may be a negative amount) and the Interest Amount;

(ppp)	“Purchaser’s Securities Requirements” has the meaning specified in subclause 17.5(g)(ii);

(qqq)	“Purchaser’s Losses” means Losses and Liabilities of the Purchaser and its Related Parties;

(rrr)	“Related Parties” means, in reference to a Party, its Affiliates, successors and assigns and its or its Affiliates’ respective directors, officers and employees;

(sss)	“Reorganization” [Redacted];

(ttt)	“Representatives” means, in reference to a Party, its and its Related Parties, representatives, agents, legal counsel, accountants, consultants and advisors;

(uuu)	[Redacted];

(vvv)	[Redacted];

(www)	“Required Approvals” means consents, waivers, approvals, orders and authorizations required by any Government Authority in respect of the Transaction, including the Competition Act

Approval and any approval or ruling (if any) required pursuant to the Investment Canada Act, R.S.C. 1985, c. 28 (1st Suppl.), but excluding Customary Post-Closing Consents and any other approvals, consents, waivers, orders and authorizations which, if not obtained, would not reasonably be expected to have a material adverse effect on the completion of the Transaction;
(xxx)	“Retention Bonus” [Redacted];

(yyy)	“Retention Bonus Letter Agreement” [Redacted];

(zzz)	“Retention Period” has the meaning specified in subclause 17.4;

(aaaa)	“Right of First Refusal” means a right of first refusal, pre-emptive right of purchase or similar right applicable to a sale of the Assets;

(bbbb)	“702” means 1265702 Alberta ULC, an unlimited liability company incorporated on September 1, 2006 pursuant to the laws of Alberta;

(cccc)	“704” means 1265704 Alberta ULC, an unlimited liability company incorporated on September 1, 2006 pursuant to the laws of Alberta;

(dddd)	“706” means 1265706 Alberta ULC, an unlimited liability company incorporated on September 1, 2006 pursuant to the laws of Alberta;

(eeee)	“707” means 1265707 Alberta ULC, an unlimited liability company incorporated on September 1, 2006 pursuant to the laws of Alberta;

(ffff)	“Security Interest” means any pledge, lien, charge, mortgage, assignment by way of security, conditional sale, title retention arrangement or other security interest;

(gggg)	“Seismic Data” means all proprietary geophysical information owned 100% by ConocoPhillips in respect of all seismic lines that cross the Lands, including those seismic data lines described in Schedule “D”, and for clarity includes all data from the entire length of each such line, whether or not the entire length is described in Schedule “D”;

(hhhh)	“Seismic Data Licences” means the licences in respect of all the Seismic Data that are dated September 15, 2006 and were granted to Western by the ConocoPhillips entities that own the Seismic Data, all of which shall be assigned by Western to the Corporations prior to the Closing Time pursuant to the Reorganization, and a true and complete copy of each of which has been provided to the Purchaser;

(iiii)	“Severance Plan” [Redacted];

(jjjj)	“Shares” means all of the issued shares in the share capital of each of 702, 704, 706 and 707;

(kkkk)	“Surface Interests” means all right, title, interest and estate of ConocoPhillips to enter upon, use, occupy and enjoy the surface of the Lands, any lands with which the same have been pooled or unitized, any lands upon which the Wells or the Tangibles are located and any lands used to gain access thereto, in each case, for purposes related to the use or ownership of the Petroleum and Natural Gas Rights or the Tangibles or the Wells or Operations, whether the same are held by right of way, or otherwise;

(llll)	“Tangibles” means, collectively, all right, title, interest and estate of ConocoPhillips, whether absolute or contingent, legal or beneficial, present or future, vested or not, in and to:
(i)	the Major Facilities described in Schedule “B”;

(ii)	all other equipment, systems, plants and facilities used or useful in producing Petroleum Substances from the Lands or lands pooled or unitized therewith or gathering, compressing, dehydrating, scrubbing, processing, treating, separating, extracting, collecting, refrigerating, measuring, storing, transporting or shipping such Petroleum Substances; and

(iii)	all other tangible property and assets used or intended for use in producing, storing or injecting Petroleum Substances;
but specifically excludes: (1) the Excluded Assets; (2) surplus equipment and equipment in inventory not charged to a joint account under a Title and Operating Document; (3) other than the Major Facilities, those natural gas and natural gas liquids pipelines, straddle plants and storage facilities located downstream of a natural gas processing plant in which pipeline specification gas is first obtained or natural gas first enters the pipeline facilities of a common carrier (whichever first occurs); and (4) other than the Major Facilities, those crude oil pipelines and refineries located downstream of the battery or other location at which crude oil is first in marketable condition;
(mmmm)	“Taxation Authority” means the Canada Revenue Agency or any other Government Authority which is entitled to impose taxes or to administer any tax legislation;

(nnnn)	“Tax Returns” means all returns, reports, declarations, statements, bills, schedules or written information of, or in respect of, Taxes which are required to be filed with, or supplied to, any Taxation Authority;

(oooo)	“Taxes” means all taxes, however denominated, including any interest, penalties, or other additions thereto that are imposed by a Taxation Authority, and shall for greater certainty include, but not be limited to, federal and provincial income and capital taxes, payroll and employee withholding taxes, employment insurance premiums, Canada pension plan contributions, goods and services taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, workers’ compensation premiums, and all other amounts of the same or a similar nature to any of the foregoing, whether or not such amounts are described as taxes, but does not include any royalty payable pursuant to or in respect of a Lease;

(pppp)	[Redacted];

(qqqq)	[Redacted];

(rrrr)	“Third Party” means any Person other than the Parties and their Related Parties;

(ssss)	“Third Party Claim” has the meaning specified in clause 13.3;

(tttt)	“Thirteenth Month Adjustment” means a reconciliation adjustment made pursuant to an agreement which provides that during a calendar year, fees, revenues or expenses (including operating expenses, processing fee revenues, excess capacity utilization fees and recoveries, royalties and gas cost allowances or similar cost allowances) will be distributed to or paid by one or more parties to the agreement on the basis of estimates thereof and following the end of such calendar year, the actual amount of such fees, revenues or expenses will be determined and a reconciliation of the estimated amounts and the actual amounts will be made;

(uuuu)	“Title and Operating Documents” means all agreements, contracts, instruments and other documents that govern the ownership or use of the Assets or relate to Permitted Encumbrances or Operations, including: (A) the Leases and other agreements and instruments pursuant to which the Petroleum and Natural Gas Rights were issued, granted or created; (B) permits, licenses, approvals and authorizations; (C) operating agreements, unit agreements, pooling agreements, trust declarations, participation agreements, farmin agreements, farmout agreements and royalty agreements; (D) agreements that create or relate to Surface Interests; (E) Transportation, Processing and Sale Contracts; (F) gas gathering and common stream agreements; (G) agreements for the construction, ownership and/or operation of Tangibles; (H) trust declarations and other documents and instruments that evidence ConocoPhillips’ interests in the Assets; and (I) trust declarations pursuant to which ConocoPhillips holds interests in the Lands or lands pooled or unitized therewith in trust for other Persons;

(vvvv)	“Title Defect” means a defect in or affecting ConocoPhillips’ title to any of the Assets that has a material adverse effect to the enforcement of title but specifically excludes:
(i)	ConocoPhillips’ interests as described in the Land Schedule having converted from a before-payout interest to an after-payout interest as a result of payout having occurred;

(ii)	any defects or deficiencies in title otherwise disclosed herein;

(iii)	the Permitted Encumbrances other than Uncured Title Defects;

(iv)	any missing or unsigned documents in the chain of ConocoPhillips’ title to the Lands, Leases or Tangibles where:
(A)	such document is not reasonably required to confirm the creation, establishment or maintenance of such title and the current status of title can otherwise be confirmed with reasonably certainty; or

(B)	such document represents a reduction of ConocoPhillips’ interest therein which is described in the Land Schedule;
(v)	failure to confirm delay rental payments required to maintain freehold leases as having been paid, where the failure to confirm such payments will not result in a termination of the Lease;

(vi)	ConocoPhillips’ or any predecessor’s interest being a beneficial interest rather than a legal interest; or

(vii)	the exercise of any Right of First Refusal;
(wwww)	“Title Evaluator” has the meaning given in subclause 9.2(c)(ii);

(xxxx)	“Transaction” means the entering into of this Agreement, the Reorganization and the sale and purchase of the Shares in accordance with this Agreement;

(yyyy)	“Transition Services Agreement” means the transition services agreement to be entered into by ConocoPhillips Canada Resources Corp. and the Corporations at Closing respecting transitional administrative services (including those described in Schedule “R”) to be provided by the Vendor to the Corporations for the period starting on the Closing Date and ending on April 30, 2007 on terms and conditions as the Parties shall mutually agree;

(zzzz)	“Transportation, Processing and Sale Agreements” means the contracts for the processing, compression, treatment, gathering, storage, transportation or sale of Petroleum Substances produced from the Lands or lands pooled or unitized therewith;

(aaaaa)	“Uncured Title Defects” has the meaning specified in subclause 9.2(b);

(bbbbb)	“Vendor Information” has the meaning specified in subclause 17.5(g)(i);

(ccccc)	“Vendor’s Auditors” means Ernst & Young LLP;

(ddddd)	“Vendor’s Knowledge” means the actual knowledge of the Vendor’s senior executive officers identified in a letter from the Vendor to the Purchaser delivered on or prior to the date hereof, who are responsible for the matters in question without the duty to make any inquiry, but does not include the knowledge of any other Person or constructive knowledge;

(eeeee)	“Vendor’s Losses” means Losses and Liabilities of the Vendor and its Related Parties;

(fffff)	“Vendor’s Plans” [Redacted];

(ggggg)	“Wells” means all producing, suspended, shut in, abandoned (including those abandoned wells which are reclamation certified or reclamation exempt) located on the Lands or lands pooled or unitized therewith and all water source, disposal, injection or similar wells currently or previously used in connection with the Petroleum and Natural Gas Rights;

(hhhhh)	“Western” means ConocoPhillips Western Canada Partnership, a general partnership formed pursuant to the laws of Alberta; and

(iiiii)	“Working Capital Adjustment” has the meaning specified in Schedule “E”.
1.2 Interpretation
Unless otherwise stated or the context otherwise necessarily requires, in this Agreement:
(a)	the headings of Articles, clauses and subclauses in this Agreement are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(b)	whenever the singular or masculine or neuter is used in this Agreement or in the schedules, each shall be interpreted as meaning the plural or feminine or body politic or corporate, and vice versa, as the context requires;

(c)	if there is any conflict or inconsistency between the provisions of this Agreement and those of a schedule attached hereto, the provisions of this Agreement shall prevail to the extent of the conflict;

(d)	all documents executed and delivered pursuant to the provisions of this Agreement are subordinate to the provisions hereof and the provisions hereof shall govern and prevail in the event of a conflict;

(e)	“this Agreement”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions refer to this Agreement as a whole (including Schedules) and not to any particular Article, clause or subclause on or other provision hereof and references herein to any agreement or instrument, including this Agreement, shall be a reference to the agreement or instrument as varied, amended, modified, or supplemented or replaced from time to time;

(f)	a reference to an Article, clause, subclause or Schedule is a reference to an Article, clause or subclause in, or a Schedule to, this Agreement and unless otherwise stated or the context so requires, a reference in a clause to a subclause is a reference to a subclause of that clause;

(g)	“including” means “including without limitation” and “includes” means “includes without limitation”;

(h)	any reference to a statute shall include and shall be deemed to be a reference to such statute and to the regulations made pursuant thereto, and all amendments made thereto and in force at the date hereof;

(i)	if Closing does not occur, each provision of this Agreement which presumes that Closing has occurred shall be construed as having been contingent upon Closing having occurred; and
1.3 Schedules
          The following schedules (the “Schedules”) are attached to, form part of and are incorporated in this Agreement:
(i)	Schedule “A” – which is the Land Schedule and contains the following three (3) parts:

Part 1 – Lands; Part 2 – Wells; and Part 3 – Petroleum and Natural Gas Rights governed by the New Freehold Leases;

(ii)	Schedule “B” – which describes the Major Facilities;

(iii)	Schedule “C” – which describes certain Excluded Assets;

(iv)	Schedule “D” – which describes the Seismic Data;

(v)	Schedule “E” – which is the Accounting Adjustment;

(vi)	Schedule “F” – [Redacted];

(vii)	Schedule “G” – which are the Bank Accounts;

(viii)	Schedule “H” – which describes Claims and Default Notices;

(ix)	Schedule “I” – which describes the Offset Drilling Notices;

(x)	Schedule “J” – which describes certain Transportation, Processing and Sale Agreements;

(xi)	Schedule “K” – which describes the Authorizations for Expenditure;

(xii)	Schedule “L” – which describes certain Abandonment and Reclamation and Environmental Matters;

(xiii)	Schedule “M” which is the form of the Vendor’s Officer’s Certificate;

(xiv)	Schedule “N” – which are the forms of Crude Oil and Liquids Purchase Contracts;

(xv)	Schedule “O” – which is the form of the Purchaser’s Officer’s Certificate;

(xvi)	Schedule “P” – which are the New Freehold Lease and contain the following 4 parts:

Part 1 – Form of Producing Lands Lease Part 2 – Form of Producing Lands Sublease Part 3 – Form of Non-Producing Lands Lease Part 4 – Form of Non-Producing Lands Sublease

(xvii)	Schedule “Q” – which is a list of current Joint Venture Audits; and

(xviii)	Schedule “R” – which is a description of transitional services
1.4 Guarantee
          The Guarantor hereby guarantees the performance by the Purchaser of all of the Purchaser’s covenants, obligations, liabilities and indemnities under this Agreement and covenants with the Vendor that the Guarantor is, and that the Guarantor shall be, directly liable as principal obligor for the performance of all of those covenants, obligations, liabilities and indemnities without necessity or requirement for the Vendor to pursue or exhaust its remedies or recourse against the Purchaser, provided however that the Guarantor shall be entitled to all set-offs, claim, counterclaims, defences and other rights that may be available to the Purchaser or that the Purchaser may have against the Vendor.
ARTICLE 2
PURCHASE AND SALE
2.1 Agreement of Purchase and Sale
(a)	The Purchaser hereby agrees to purchase the Shares from the Vendor and the Vendor hereby agrees to sell the Shares to the Purchaser on the Closing Date at and for the Purchase Price.

(b)	In determining the Purchase Price, the Parties have taken into account the Purchaser’s assumption of responsibility for Environmental Liabilities as set forth in this Agreement and the release of the Vendor and its Related Parties of all responsibility therefor.
2.2 Payment of Purchase Price
          The Purchase Price as estimated at the Closing Time in the Closing Statement of Adjustments shall be paid at Closing by wire transfer to a bank account designated by the Vendor by notice to the Purchaser not later than two (2) Business Days before Closing.

2.3 Deposit
          Not later than one (1) Business Day after the date of the execution and delivery of this Agreement, the Purchaser shall pay by wire transfer to the Vendor, as a deposit against the payment of the Purchase Price, the amount of One Hundred and Three Million Seven Hundred and Fifty Thousand Dollars ($103,750,000) (the “Deposit”) and:
(a)	if Closing occurs, the Deposit shall be applied to payment of the Purchase Price;

(b)	if Closing does not occur due to a breach of a representation or warranty made by the Purchaser in clause 6.3 or a breach by the Purchaser of a covenant or agreement made by the Purchaser in this Agreement, the Deposit shall be forfeited to the Vendor on account of the Vendor’s Losses as a result of Closing not occurring. The Parties agree that the amount of the Deposit constitutes the their genuine pre-estimate of all damages that will be suffered by Vendor as a result of Closing not occurring and thus that the Vendor’s retention of this liquidated damages amount shall be Vendor’s sole remedy as a result of Closing not occurring; and

(c)	if Closing does not occur for any reason or circumstance other than a breach of a representation or warranty made by the Purchaser in clause 7.1 or a breach of a covenant or agreement made by the Purchaser in this Agreement, the Deposit together with simple interest thereon calculated on a daily basis at the Prime Rate plus two percent (2%) shall be returned to the Purchaser and the Parties shall be released from all of their obligations hereunder.
ARTICLE 3
CLOSING
3.1 Place and Time of Closing
          Unless otherwise agreed in writing by the Parties, Closing shall take place at the Closing Time at the offices of Osler, Hoskin & Harcourt LLP at 2500, 450 – 1st St. S.W., Calgary, Alberta.
3.2 Conveyance Documents
          The Vendor and the Purchaser shall cooperate in the preparation of the Conveyance Documents. The Vendor shall prepare and deliver drafts of those of the Conveyance Documents that are to be available for execution at Closing to the Purchaser for its review and approval at least four (4) Business Days prior to the Closing Date. The Purchaser shall provide comments on the draft Conveyance Documents to the Vendor at least two (2) Business Days prior to Closing, and the Vendor shall deliver the final Conveyance Documents that are then available for execution at Closing. To the extent all of the Conveyance Documents are not available for execution at Closing, the Purchaser and the Vendor shall cooperate in arranging for the timely execution and delivery of the remaining Conveyance Documents following Closing.
ARTICLE 4
ADJUSTMENTS
4.1 Accounting Adjustments
          An interim accounting and adjustment will be conducted at Closing in accordance with Schedule “E”, based on the Vendor’s good faith estimate of the Adjustment Amount. A final accounting and adjustment will be conducted following the Closing Date in accordance with Schedule “E”. Any adjustments will be allocated among the Corporations on a reasonable basis.
ARTICLE 5
INTERIM PROVISIONS
5.1 Assets to be Maintained in Proper Manner
          Until the Closing Date, to the extent that ConocoPhillips’ interests permit, the Vendor shall cause ConocoPhillips to:
(a)	conduct the business of the Corporations in material compliance with Applicable Laws and generally accepted oil and gas industry practices in the province where the Assets are located;

(b)	cause the Assets to be operated and maintained, subject to the Title and Operating Documents and in accordance with Applicable Laws and generally accepted oil and gas industry practices in the province where the Assets are located;

(c)	pay all costs and expenses relating to the Assets which become due prior to the Closing Date; and

(d)	perform and comply in all material respects with all of ConocoPhillips’ material covenants and conditions contained in the Title and Operating Documents to be performed and complied with by ConocoPhillips prior to Closing.
5.2 Actions Taken During Interim Period
(a)	Effective upon Closing, the Purchaser shall have no Claim against the Vendor or its Related Parties for any action taken or refrained from being taken (or caused to be taken or refrained from being taken) pursuant to the terms of this Article 5, with the intention that if Closing occurs, all such actions or omissions shall be at the risk and expense of the Purchaser and the Corporations other than actions or omissions of the Vendor or its Related Parties that are grossly negligent, which shall be at the risk and expense of the Vendor and for which the Vendor shall be and remain liable.

(b)	If Closing occurs, the Purchaser shall indemnify the Vendor and its Related Parties against all of the Vendor’s Losses as a result of maintaining the Assets pursuant to this Article 5, insofar as the Vendor’s Losses are not a direct result of the gross negligence or wilful misconduct of the Vendor or its Related Parties. An action or omission of the Vendor or its Related Parties shall not be regarded as gross negligence or wilful misconduct, however, to the extent it was done or omitted to be done in accordance with the instructions of or with the concurrence of the Purchaser or its Related Parties.
5.3 Restrictions on Conduct of Business
          Between the date hereof and the Closing, except pursuant to the Reorganization, the Vendor shall cause ConocoPhillips to not permit or otherwise agree, without the prior written consent of the Purchaser, which consent shall not be unreasonably withheld or delayed, to:
(a)	sell, transfer, assign, farmout, surrender, abandon, forfeit, grant an encumbrance (other than a Permitted Encumbrance) or otherwise dispose of or alienate any of the Assets, save and except the sale of production of Petroleum Substances produced from the Lands in the ordinary course of business and the sale of materials and supplies no longer required to exploit the Petroleum and Natural Gas Rights;

(b)	other than in the ordinary course of business or as otherwise contemplated herein, amend in any material respect or terminate any material agreement or instrument relating to the Assets or enter into any new material agreement or commitment relating to the Assets;

(c)	subject to the provisions of clause 5.4, enter into any obligations or commitments out of the ordinary course of business with respect to the Assets of which ConocoPhillips’ share is estimated to be in excess of [Redacted] for any single item or related series of items except as may be reasonably necessary to protect or ensure life and safety or to preserve the Assets or title to the Assets; and

(d)	subject to the provisions of clause 5.4, propose or initiate the exercise of any right (including bidding rights at Crown sales) or option relative to or arising as a result of the ownership of the Assets, or propose or initiate any Operations on the Lands which have not been commenced or committed to by ConocoPhillips on the date hereof which is in excess of [Redacted] for any single item or related series of items, except that ConocoPhillips may propose or initiate any Operations on the Lands for, and propose or initiate the exercise of any right or option relative to, the preservation of any of the Leases or the Assets.
               Notwithstanding the foregoing, however, ConocoPhillips may assume such obligations or commitments and propose or initiate such Operations or exercise any such right or option without the prior written consent of the Purchaser if the Vendor reasonably determines that such expenditures or actions are necessary for the protection of life, property or the Environment, in which case the Vendor shall promptly notify the Purchaser of such intention or actions and ConocoPhillips’ estimate of the costs and expenses associated therewith. The Purchaser shall not, and shall not be entitled to, propose to ConocoPhillips or propose to others the conduct of any Operations on the Lands or the exercise of any right or option relative to the Assets.
5.4 Operations Proposals During Interim Period
(a)	If, after the date hereof, ConocoPhillips receives any notice of Operations (including casing point and abandonment elections and notices relating to the exercise of options to drill wells or conduct exploration or development operations under farmout and similar agreements) on the Lands or lands pooled or unitized therewith or the exercise of any right (including rights of first refusal and rights under area of mutual interest provisions) or any option relating to the Assets of which ConocoPhillips’ share is estimated to be in excess of is in excess of [Redacted] for any single item or related series of items (each such Operation or exercise of a right or option being referred to as a “Proposal”) from a third party then, in a timely manner, the Vendor shall give notice, including full particulars of the Proposal, to the Purchaser and, as soon as is practicable, the Vendor shall give the Purchaser notice of whether or not ConocoPhillips elects to participate in such Proposal. The notice to the Purchaser shall contain the length of any period during which ConocoPhillips is required to respond to the notice received by it in accordance with the applicable Title and Operating Document.

(b)	If the Purchaser and the Vendor disagree on the response to the Proposal, a meeting shall be convened immediately to discuss the differences. If consensus is not reached at that meeting, the Vendor will have the unilateral right to decide the response.

5.5 Competition Act Filings
               The Purchaser shall promptly (and, in any event, within five (5) Business Days following the execution of this Agreement), notify the Commissioner of the Transaction pursuant to section 114 of the Competition Act and file a request for an advance ruling certificate under the Competition Act in respect of the Transaction and the applicable filing fee and all taxes thereon shall be paid by the Purchaser. Notwithstanding the foregoing, the Vendor shall cooperate with and provide reasonable assistance to the Purchaser in the preparation of such request and compilation of information required to accompany such request. The Purchaser shall provide to the Vendor in advance copies of all applications and filings for approval by the Vendor, such approval not to be unreasonably withheld or delayed. The Purchaser shall provide the Vendor with copies of all approvals and other correspondence received from the Commissioner immediately upon receipt of same.
5.6 Negative Covenants Regarding the Corporations
               Between the date hereof and Closing, except for the Reorganization [Redacted] the Vendor will not permit the Corporations without the prior written consent of the Purchaser (which will not be unreasonably withheld or delayed) to:
(a)	enter into any material transaction not in the ordinary course of its business;

(b)	make loans or advances, excluding loans and advances in accordance with the terms of operating agreements to which any of the Corporations is a party or by which any of them is bound and excluding routine advances to employees of the Corporations for expenses incurred in the ordinary course;

(c)	issue, sell or agree to issue or sell any shares, rights, options, warrants or other securities of the Corporations;

(d)	change, amend or modify the Corporations’ Articles of Incorporation or By-Laws;

(e)	change in any material respect their bookkeeping, record keeping or accounting methods and procedures;

(f)	other than in the ordinary course of business or as otherwise contemplated herein, amend or terminate or permit the Corporations to amend or terminate in any material manner any agreement or instrument relating to the Assets or enter into or permit the Corporations to enter into any new agreement or commitment relating to and having a material effect on the Assets; or

(g)	hire any employees.
5.7 Interim Period Reorganization
               Nothing in this Agreement shall restrict the Vendor from completing, or causing the Corporations to complete, the Reorganization on or before Closing.

5.8 [Redacted]
5.9 Purchaser’s Insurance
               The Vendor consents to the Purchaser obtaining insurance for the Purchaser’s benefit in respect of all or any of the Assets prior to Closing.
5.10 Seismic Data Copies
(a)	The Vendor shall provide a digital copy of all the Seismic Data to the Purchaser at Closing and shall provide the remainder of the Seismic Data that is in the possession or control of ConocoPhillips and that ConocoPhillips is reasonably able to retrieve to the Purchaser no later than July 1, 2007.

(b)	The Vendor shall be entitled to retain a digital copy of the Seismic Data, which shall be subject to the terms of the New Seismic Data Licence. [Redacted]
ARTICLE 6
VENDOR’S REPRESENTATIONS AND WARRANTIES
6.1 Regarding the Vendor
               The Vendor represents and warrants to the Purchaser that:
(a)	Organization and Standing: it is a corporation duly organized and validly existing under the laws of Alberta and duly qualified under the laws of those jurisdictions in which it is required to be qualified in order to own the Shares;

(b)	Requisite Authority: it has all requisite power and authority to enter into this Agreement and all other documents to be executed and delivered hereunder and to perform its obligations under this Agreement and all other documents to be executed and delivered hereunder and has authorized and taken all corporate action necessary to authorize the execution, delivery and performance of this Agreement, all documents to be executed and delivered hereunder and the consummation of the Transaction in accordance with this Agreement;

(c)	No Conflicts or Approvals: the execution and delivery of this Agreement and all other documents to be executed and delivered hereunder do not and, provided the Competition Act Approval is obtained, the consummation of the Transaction and the fulfillment of and compliance with the terms and provisions hereof, do not and will not:
(i)	result in the breach of or violate any term or provision of its articles of incorporation or by-laws;

(ii)	conflict with, result in a breach of, constitute a default under, or prohibit the performance required by, any agreement, instrument, license, permit or authority to which it is a party or by which it is bound or to which any of its properties is subject or result in the creation of any lien, charge or encumbrance upon the Assets under any such agreement, instrument, license, permit or authority;

(iii)	violate any Applicable Law applicable to the Vendor, the Assets or the Transaction; or

(iv)	except for the Required Approvals and any Customary Post-Closing Consents, require the consent of any Government Authority;
(d)	Execution and Enforceability: this Agreement has been duly executed and delivered by it and all other documents to be executed or delivered by it pursuant hereto on the Closing Date or thereafter shall be duly executed and delivered by it and this Agreement does, and such documents will, constitute legal and valid binding obligations of it enforceable against it in accordance with their respective terms;

(e)	Title to Shares:
(i)	it is the registered and beneficial owner of the Shares

(ii)	it has the power and authority to sell, transfer and convey the Shares to the Purchaser in accordance herewith; and

(iii)	the Shares are free and clear of all Security Interests and other adverse claims or encumbrances and except for this Agreement, there will not be any contract, option or any other right which may in the future become binding upon it to sell, transfer, assign, pledge, charge, mortgage or in any other way dispose of or encumber any of the Shares;
(f)	Residency: it is not a non-resident of Canada within the meaning of the Income Tax Act;

(g)	Finder’s Fee: it has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder’s fees, agent’s commission or other similar forms of compensation with respect to the Transaction for which the Purchaser shall have any obligation or liability whatsoever;
6.2 Regarding the Corporations
               The Vendor represents and warrants to the Purchaser that:
(a)	Organization and Standing: each of the Corporations is a corporation duly organized and validly existing under the laws of Alberta and, prior to effecting the Reorganization, will be, duly qualified under the laws of those jurisdictions in which it is required to be qualified in order to own the Assets to be transferred to it pursuant to the Reorganization;

(b)	No Conflicts or Approvals: provided the Required Approvals are obtained, the consummation of the Transaction does not and will not:
(i)	result in the breach of or violate any term or provision of the Corporations’ articles of incorporation or by-laws;

(ii)	conflict with, result in a breach of, constitute a default under, or prohibit the performance required by, any agreement, instrument, license, permit or authority to which any of the Corporations is a party or by which any of the Corporations is bound or to which any property of the Corporations is subject or result in the creation of any lien, charge or encumbrance upon the Assets under any such agreement, instrument, license, permit or authority; or

(iii)	violate any Applicable Law applicable to any of the Corporations;

(c)	Share Capital: at the Closing Time: (i) the authorized capital of each of the Corporations will consist of an unlimited number of common shares; (ii) the issued and outstanding capital of each of the Corporations will consist solely of such common shares all of which will be fully paid and non-assessable and issued to the Vendor and recorded in the Corporations’ books and records in the name of the Vendor; and (iii) no Person will have any rights, contingent or vested, to acquire any shares, options, securities convertible into shares of any of the Corporations or any other rights to acquire any securities of any of the Corporations;

(d)	No Issuance of Shares: other than this Agreement, there are no contracts, options, or other rights binding on, or which at any time thereafter may become binding on, the Corporations to: (i) transfer the Shares; (ii) allot or issue any of the unissued shares or other securities of the Corporations; or (iii) create any additional class of shares or other securities of the Corporations;

(e)	Minute Book: The minute and record books of the Corporations have been maintained in accordance with generally accepted business practices and contain complete and true copies of the Corporations’ articles of incorporation, by-laws and other constating documents (including all amendments thereto) and all resolutions of their shareholders and directors and the registers of shareholders, share transfers and directors therein are complete and accurate;

(f)	Business: the Corporations have never conducted any business except in relation to oil and gas exploration and development in Western Canada and between the date hereof and the Closing Time, the Corporations will not conduct any business except as a partner of a partnership engaged in the oil and gas exploration and development in Western Canada or, after completion of the Reorganization [Redacted], as the beneficial owner of the Assets;

(g)	Conduct of Business: at all times between the date hereof and the Closing Time each of the Corporations: (i) will have the power and authority to conduct its business and, after completion of the Reorganization [Redacted] to own the Assets; (ii) will have conducted its business in compliance, in all material respects, with all Applicable Laws of each jurisdiction in which its business is carried on; (iii) will, where an Affiliate operates the Assets, cause such Affiliate to hold and maintain in good standing all material licences, permits, approvals and authorizations necessary to permit it to conduct its business; and (iv) will, if required, be extra-provincially registered to do business in Saskatchewan;

(h)	Undisclosed Liabilities: at the Closing Time, none of the Corporations will have and at the date hereof none of the Corporations has, any material Liabilities which would be required to be disclosed on a balance sheet of such Corporation prepared on a consolidated basis in accordance with GAAP except current liabilities, deferred taxes and site restoration costs;

(i)	Indemnities and Guarantees: none of the Corporations has guaranteed, endorsed, assumed or indemnified, contingently or otherwise, the obligations or indebtedness of any Person other than in the ordinary course of the oil and gas business pursuant to Title and Operating Documents;

(j)	Judgments and Claims: as of the date hereof: (i) there are no judgments unsatisfied against any of the Corporations or any consent decrees or injunctions to which any of the Corporations is subject, (ii) to the knowledge of the Vendor, there are no Claims in existence or threatened against any of the Corporations which could reasonably be expected to be material and (iii) to the knowledge of the Vendor, there is no basis upon which a material Claim could reasonably be expected to be made against any of the Corporations;

(k)	Subsidiaries: the Corporations do not now and at the Closing Time will not have, any subsidiaries [Redacted];

(l)	Investments: none of the Corporations is a party to any agreements of any nature to acquire any shares of any corporation or to acquire, capitalize or invest in any business or entity other than any business or investment that is reasonably incidental to its partnership interest in Western [Redacted];

(m)	Non-Arm’s Length Debt: except pursuant to the Reorganization [Redacted], no Affiliate, director, former director, officer or employee of ConocoPhillips or any Person not dealing at “arm’s length” (within the meaning of the Income Tax Act) with ConocoPhillips will be indebted to the Corporations at the Closing Time;

(n)	Employees: the Corporations have never had any employees and will not have any employees at the Closing Time.

(o)	Bank Accounts: at the Closing Time, the Corporations will not have any bank accounts, term deposits or safety deposit boxes except those listed in Schedule G;

(p)	No Shareholder Agreement: there does not exist now, and there will not exist at the Closing Time, any shareholder or other agreement which affects the transferability of the Shares and neither the Corporations nor the Vendor is now or will be at the Closing Time a party to any voting trust agreement, unanimous shareholder agreement, “share pooling agreement”, or other contract, agreement, commitment plan, or understanding restricting or otherwise relating to voting or dividend rights with respect to the Shares;

(q)	Dividends: at the Closing Time, except pursuant to the Reorganization, none of the Corporations will have declared but not paid dividends in respect of the Shares or reduced their stated capital accounts;

(r)	Taxes: the Corporations have duly and timely (i) made, prepared or filed all Tax Returns required to be made, prepared or filed by them and such Tax Returns are true, complete and accurate in all material respects (ii) paid all Taxes (including installments) due and payable by them, whether or not assessed by the appropriate Governmental Authority, and (iii) collected or withheld and remitted to the appropriate Government Authorities all Taxes required to be collected, withheld or remitted by them (including Taxes required to be withheld in respect of any amount paid or credited or deemed to be paid or credited by them to or for the account or benefit of any Person, including non-resident Persons) and, to the Vendor’s knowledge, there are no Claims threatened or pending against the Corporations in respect of Taxes nor any basis therefor;

(s)	GST Registrant: at the Closing Time each of the Corporations will be a registrant for the purposes of the Excise Tax Act (Canada). The goods and services tax registration numbers of the Corporations are as follows:
(i)	702 – [Redacted];

(ii)	704 – [Redacted];

(iii)	706 – [Redacted]; and

(iv)	707 – [Redacted].

(t)	Agreements with Tax Authorities: the Corporations have not entered into any agreement, waiver, extension or other arrangement with any taxation authority respecting Taxes payable by them or Tax Returns required to be filed by them and will not enter into any such agreement, waiver, extension or other arrangement prior to the Closing Time;

(u)	Discussions with Tax Authorities: the Corporations are not engaged in any discussions or negotiations with any taxation authorities in respect of their Taxes nor is any Person acting on their behalf engaged in any such discussions or negotiations;

(v)	Tax and Fiscal Years: none of the Corporations has set its first fiscal year; and

(w)	[Redacted].
6.3 Regarding the Assets
               The Vendor represents and warrants to the Purchaser that:
(a)	Title to the Assets: it does not warrant title to the Assets except that it warrants that, other than Permitted Encumbrances [Redacted]:
(i)	the Assets are free and clear of all liens, adverse claims, charges and encumbrances created by, through or under ConocoPhillips;

(ii)	the Corporations will acquire all of ConocoPhillips’ interests in the Assets prior to Closing pursuant to the Reorganization; and

(iii)	subject to the rents, covenants, conditions and stipulations in the Title and Operating Documents, after Closing, the Corporations shall be entitled to hold and enjoy the Assets without any lawful interruption by any Person claiming, by, through or under ConocoPhillips;
(b)	Reduction in Interest: except for the Permitted Encumbrances or as disclosed in the Land Schedule, the Petroleum and Natural Gas Rights are not subject to reduction by virtue of the conversion or other alteration of the interest of, any third party claiming by, through or under ConocoPhillips;

(c)	No Default Notices: except as disclosed in Schedule “H”, as at the date hereof, ConocoPhillips has not received nor delivered any written notices of violation or alleged violation of any material provisions of any Applicable Law in respect of the Assets;

(d)	Compliance with Title and Operating Documents: except as disclosed in Schedule “H”, to the Vendor’s Knowledge, ConocoPhillips has performed, observed and satisfied all of its material duties, liabilities, obligations and covenants required as at the date hereof to be satisfied, performed and observed by it under, and is not in default under or in breach of any material provision of, any Title and Operating Document;

(e)	Drilling/Offset Notices: except as set forth in the Land Schedule or Schedule “I”, to the Vendor’s knowledge, as at the date hereof ConocoPhillips has not received any written notices that any of the Leases are subject to any accrued drilling or offset obligations which have not been satisfied or permanently waived;

(f)	No Claims: Except as set forth in Schedule “H”, as at the date hereof there are no Claims which have been served upon ConocoPhillips in respect of, or relating to, the Assets;

(g)	No Take or Pay Obligations: the Assets are not affected by any take or pay or similar obligations;

(h)	Transportation, Processing and Sale Agreements: except for the contracts described in Schedule “J” and contracts which may be cancelled without penalty on notice of not more than 62 days (except any such contracts with the Vendor or any of its Related Parties), there are no Transportation, Processing and Sale Agreements to or by which ConocoPhillips or any Person acting on its behalf is a party or is bound that is applicable to the production of Petroleum Substances from the Lands or lands pooled or unitized therewith, or to which the Lands or lands pooled or unitized therewith have been dedicated by ConocoPhillips;

(i)	Operating Practices: to the Vendor’s knowledge, all Operations prior to the date hereof in respect of which ConocoPhillips was the operator, were conducted in all material respects in accordance with generally accepted oil and gas industry practices in the province where the relevant Assets are located and Applicable Laws in effect at the time the Operations were conducted;

(j)	Payment of Royalties: ConocoPhillips has paid or caused to be paid all relevant Crown royalties, freehold deposits and rentals and freehold and overriding royalties in respect to the Assets which have become due and payable prior to the date hereof which ConocoPhillips is directly obligated to pay;

(k)	Outstanding AFEs: except as set forth in Schedule “K”, as at the Adjustment Date there is no authorization for expenditure or similar approval approved by ConocoPhillips pursuant to which there may be expenditures with respect to the Assets, ConocoPhillips’ share of which is reasonably expected to exceed [Redacted] and there is no outstanding cash call with respect to the Assets, ConocoPhillips’ share of which exceeds [Redacted];

(l)	Environmental Matters: except as disclosed in the Data Room Information and Schedule “L”, to the Vendor’s Knowledge there are no, and ConocoPhillips has not received, as at the date hereof:
(i)	any orders or directives under any Environmental Law that require any work, repairs, construction or capital expenditures with respect to the Assets operated by it, where such orders or directives have not been complied with in all material respects; or

(ii)	any demands or notices issued under Environmental Laws with respect to the breach of any Environmental Law applicable to the Assets operated by ConocoPhillips, including in respect of the use, storage, treatment, transportation, handling or disposition of environmental contaminants, or the protection of the Environment, which demand or notice remains outstanding on the date hereof; and
(m)	Hedging Agreements: none of the Corporations is a party to, or bound by, nor are any Assets subject to, any interest rate swaps, foreign exchange swaps, commodity price hedging contracts and similar derivative contracts;

(n)	Production Penalties: to the Vendor’s Knowledge, except as set forth in Schedule “A”, the Wells are not subject to any production penalty whereby the production proceeds allocable to the

Vendor’s interest are payable to a third party until an amount calculated in respect of certain costs and expenses paid by such third party are recovered by such third party;

(o)	Joint Venture Audits: To the Vendor’s Knowledge, except as set forth in Schedule “Q”, there are no ongoing or proposed joint venture audits under the Title and Operating Documents or otherwise relating to the Assets; and

(p)	Employees: [Redacted].
6.4 No Additional Representations or Warranties by the Vendor
(a)	Each of the foregoing representations and warranties of the Vendor shall be qualified as at the date hereof and as of the Closing, as applicable, by excepting therefrom all matters disclosed in the Data Room Information and the Schedules and the effect, on such representations and warranties, of all matters occurring after the date hereof that are permitted by Article 5. The Vendor makes no representation or warranty, express or implied, in fact or by law, with respect to:
(i)	ConocoPhillips’ title to the Assets, except as set forth in subclause 6.3(a);

(ii)	the quality, condition, merchantability, serviceability or suitability or fitness for any particular purpose of the Assets;

(iii)	the quality, quantity or recoverability of the Petroleum Substances within, upon or under the Lands or any lands pooled or unitized therewith;

(iv)	the value of the Assets or the future revenues or cash flows applicable thereto;

(v)	any engineering, geological, production or other information or interpretations thereof, or any economic evaluations respecting the Assets;

(vi)	the books, accounts, records and filings and other information and documents of the Vendor contained in the Data Room Information, or any other data or information supplied by the Vendor or its Related Parties or Tristone Capital Inc. to the Purchaser or its Related Parties or agents in connection herewith, on plant or site visits, in management presentations, or meetings with ConocoPhillips’ management, or employees or otherwise;

(vii)	the Environmental condition of any of the Lands or Assets or any Environmental Liability, except as set forth in subclause 6.3(l);

(viii)	the Title and Operating Documents; or

(ix)	any Losses and Liabilities or Claims related to the Assets or Operations, except as set forth in clause 6.3.
(b)	The Purchaser acknowledges that with the exception of the representations and warranties in Article 6 and the performance by the Vendor of its obligations under this Agreement, the Purchaser accepts the Assets on an “as is where is” basis and is relying solely on its own counsel (including all tax and legal counsel) and its own investigations and due diligence of the Corporations and the Assets and that it has made, or has had others make, such evaluation and inspection of the Corporations and the Assets as it deems appropriate, and is not relying on any representation or warranty or covenant not contained in this Agreement or on any statement by or discussions with the Vendor, its Related Parties or any of their Representatives (including Tristone Capital Inc.) to or with Purchaser, or its Related Parties or any of their Representatives in any manner. The Purchaser shall have no Claim or action against the Vendor or its Related Parties in respect of the location, state, condition, suitability or fitness of the Assets, or any of them, for the Purchaser’s intended use or purpose (directly or through the Corporations) or their merchantability, other than in the case of a breach of or untruth of any express representation or warranty made by the Vendor in Article 6.

(c)	The Vendor expressly negates and disclaims, and except for the representations and warranties of the Vendor in Article 6 and certificates deliverable at Closing, the Vendor shall not be liable for, any representation, warranty or covenant made in any other document or instrument or in any statement or information (including engineering reports and any opinion, information or advice) provided by the Vendor or its Related Parties or Tristone Capital Inc. or any of their Representatives, to the Purchaser or its Related Parties or any of their Representatives in any manner.

(d)	Except for its rights under this Agreement, Purchaser hereby waives all rights and remedies (whether now existing or hereafter arising and including all common law, tort, contractual and statutory rights and remedies) against Vendor or its Related Parties in respect of the Shares, the Assets or the Transaction or any representations or statements made to or information or data furnished to Purchaser or any of its Related Parties or Representatives in connection herewith (whether made or furnished by Vendor or any of its Related Parties or Representatives and whether made or furnished orally or by electronic, faxed, written or other means).
ARTICLE 7
PURCHASER’S REPRESENTATIONS AND WARRANTIES
7.1 Purchaser’s Representations and Warranties
               The Purchaser and the Guarantor jointly and severally represent and warrant to the Vendor that:
(a)	Organization and Standing: the Purchaser is a corporation duly incorporated and validly existing under the laws of Alberta, the Guarantor is a corporation duly incorporated and validly existing under the laws of Alberta and the Purchaser is duly qualified under the laws of those jurisdictions in which it is required to be qualified in order to own the Shares;

(b)	Requisite Authority: each of the Purchaser and the Guarantor has all requisite power and authority to enter into this Agreement and all other documents to be executed and delivered hereunder by it and to perform its obligations under this Agreement and all other documents to be executed and delivered hereunder and has authorized and taken all corporate action necessary to authorize the execution, delivery and performance of this Agreement and all other documents to be executed and delivered hereunder and, in the case of the Purchaser, the consummation of the Transaction in accordance with this Agreement;

(c)	No Conflict or Approvals: the execution and delivery of this Agreement and all other documents to be executed and delivered hereunder do not and, provided the Competition Act Approval and approval under the Investment Canada Act are obtained, the, consummation of the Transaction and the fulfillment of and compliance with the terms and provisions hereof do not and will not:

(i)	result in the breach of or violate any term or provision of their articles of incorporation or by-laws;

(ii)	conflict with, result in a breach of, constitute a default under, or prohibit the performance required by, any agreement, instrument, license, permit or authority to which either of them is a party or by which either of them is bound or to which any of their properties is subject or result in the creation of any lien, charge or encumbrance upon any of their assets under any such agreement, instrument, license, permit or authority;

(iii)	violate any Applicable Law applicable to the Purchaser, the Guarantor or their assets; or

(iv)	except for the Required Approvals and any Customary Post-Closing Consents, require the consent of any Government Authority;
(d)	Execution and Enforceability: this Agreement has been duly executed and delivered by the Purchaser and the Guarantor and the Conveyance Documents and all other documents to be executed or delivered by the Purchaser pursuant hereto on the Closing Date or thereafter shall be duly executed and delivered by it and this Agreement does, and such documents will, constitute legal and valid binding obligations of the Purchaser and the Guarantor to the extent they are parties thereto enforceable against them in accordance with their respective terms;

(e)	Finders Fee: they have not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder’s fees, agent’s commission or other similar forms of compensation with respect to the Transaction for which the Vendor shall have any obligation or liability whatsoever;

(f)	Compliance with Competition Act and Investment Canada Act: they will comply with the Competition Act and the Investment Canada Act in respect of the Transaction;

(g)	Acquiring as Principal: the Purchaser is acquiring the Shares as principal and not on behalf of any third party;

(h)	Availability of Funds: the Purchaser has the financial resources in place and available to it to enable it to pay the Purchase Price at the Closing on the Closing Date and all other amounts to be paid by it hereunder in accordance with and on the basis contemplated by this Agreement and to fund ongoing Operations in respect of the Assets; and

(i)	Licensee Liability Rating and Liability Management Rating: the Person in whose favour the Conveyance Documents in respect of licenses and permits issued by the Alberta Energy and Utilities Board are made shall be a registrant with the Alberta Energy and Utilities Board and its licensee liability rating and liability management rating as set forth by the Alberta Energy and Utilities Board under Directives 006 and 024 and related regulations guidelines, interim directives and policies:
(i)	is, in each case, greater than or equal to one (1);

(ii)	shall, as a result of the consummation of the Transaction, in each case, be greater than or equal to one (1); and

(iii)	shall, in each case, be greater than or equal to one (1) at the time the Alberta Energy and Utilities Board considers approval of any such Conveyance Document.

7.2 Survival of Representations and Warranties
               The representations and warranties of the Vendor in Article 6 and of the Purchaser in clause Article 7 shall survive the Closing and not be merged in any conveyances or other documents provided pursuant to this Agreement, provided that no Claim may be made or enforceable by a Party pursuant to or based in any way upon any of these representations and warranties or any indemnity in respect thereof unless written notice of such Claim with reasonable particulars shall have been provided by such Party to the Party against whom such Claim is made within twelve (12) months from the Closing Date.
ARTICLE 8
[REDACTED]
ARTICLE 9
PURCHASER’S INSPECTION OF ASSETS
9.1 Vendor to Provide Access
(a)	The Vendor shall, subject to all contractual and other restrictions on disclosure, at its Calgary offices provide reasonable access during normal business hours for the Purchaser and its advisors provided for in subclause 9.1(b) to ConocoPhillips’ records, books, accounts, documents, well and other files, information, materials and filings regarding the Assets for the purpose of the Purchaser’s review of the Assets and ConocoPhillips’ title thereto. The access rights granted to the Purchaser herein shall be subject to this Agreement, the Confidentiality Agreement and the terms and conditions prohibiting disclosure of information in existing agreements to which ConocoPhillips is a party or by which it is bound.

(b)	The Purchaser may employ advisors to assist in its review of the Assets and the Purchaser shall be responsible to the Vendor for ensuring that such advisors comply with the restrictions on use and disclosure of information set forth in subclause 9.1(a), clause 11.1 and the Confidentiality Agreement.

(c)	Notwithstanding the foregoing, the Vendor shall not be obligated to deliver core samples or cuttings to the Purchaser unless specifically requested and, in such event, the Purchaser shall reimburse to ConocoPhillips all reasonable out of pocket costs incurred by ConocoPhillips in obtaining and delivering the core samples and cuttings to the Purchaser.
9.2 Title Review
(a)	Upon execution of this Agreement, the Vendor shall promptly make available or cause to be made available to the Purchaser, all records in its possession for the purpose of allowing the Purchaser to examine and evaluate ConocoPhillips’ title to the Assets. The Purchaser shall give notices of Title Defects to the Vendor from time to time during the course of its title review. Such notices shall include a description of each Title Defect, the Assets affected thereby, the reduction in fair market value of such Assets as a result of such Title Defect (the “Defect Amount”), and the Purchaser’s requirements for the curing thereof. Except for such Title Defects identified in notices received on or before 5:00 p.m. Calgary, Alberta time, on a day not later than the date of execution of this Agreement, ConocoPhillips’ title to the Assets shall be deemed to be acceptable for the purposes of this Article 9 and Article 6.

(b)	If one or more notices of Title Defects is given, the Vendor shall use reasonable efforts to remedy the Title Defects set forth therein as soon as reasonably possible and in any event on or before the Business Day prior to the Closing Date, provided that the Vendor shall not be required to make any payment to cure a Title Defect, unless such payment is an amount it is obligated to pay under the Title and Operating Documents and the making of such payment will cure the Title Defect. If the Vendor does not remedy a Title Defect of which the Purchaser has given Vendor notice in accordance with subclause 9.2(a) (an “Uncured Title Defect”), on or before the Business Day prior to the Closing Date, then:
(i)	where the cumulative Defect Amounts of all Uncured Title Defects is less than [Redacted] of the Base Price, the Purchaser shall complete the purchase of the Shares without a deduction in the Base Price on account of such Title Defects; or

(ii)	where the cumulative Defect Amounts of all Uncured Title Defects is equal to or greater than [Redacted] of the Base Price but less than [Redacted] of the Base Price, the Purchaser may elect on or before the Closing Date to:
(A)	with the agreement of the Vendor, grant a further period of time within which the Vendor may cure or remove or caused to be cured or removed the Uncured Title Defects; or

(B)	reduce the Base Price by the amount that the aggregate of the Defect Amounts of all Uncured Title Defects exceeds [Redacted] of the Base Price, in which case all Uncured Title Defects shall be deemed to have been cured for the purposes of this Agreement and the Parties shall proceed with Closing; and
(iii)	if the aggregate Defect Amounts of the Uncured Title Defects that the Purchaser did not waive is equal to or greater than [Redacted] of the Base Price, then either the Vendor or the Purchaser may elect to terminate this Agreement in its entirety.
Failure by the Purchaser to elect or to elect in a timely manner shall be conclusively deemed to be an election to waive all Uncured Title Defects for the purposes of this clause 9.2 and clause 6.1.

(c)	In determining the Defect Amounts, it is the intent of the Parties to include, when possible, only that portion of the Assets adversely affected by the Uncured Title Defect. If the Parties do not agree, for the purposes of subclause 9.2(b), on whether a matter that the Purchaser alleges is a Title Defect is in fact a Title Defect or whether a Title Defect has been cured or on the Defect Amount of an Uncured Title Defect, then Closing shall be delayed and within three (3) Business Days of notice being given by the Vendor or the Purchaser:
(i)	the Vendor and the Purchaser shall each provide to the other, at the same time, a written statement separately setting forth its position with respect to each matter in dispute, including its position on the amount of each Defect Amount that is in dispute and how it was calculated; and

(ii)	the Vendor and the Purchaser shall submit the determination of the matters in dispute to [Redacted] (the “Title Evaluator”), together with written instructions that:
(A)	the Title Evaluator, to the extent necessary, may engage legal counsel to advise the Title Evaluator on the legal aspects of a matter in dispute;

(B)	the Title Evaluator, in accordance with good engineering and evaluation practices, select a Defect Amount that is in dispute from and based only upon the written statements and Defect Amounts submitted by the Vendor and the Purchaser to each other and the Title Evaluator. In each case, the Title Evaluator shall not be entitled to make a compromise settlement and must select either the Purchaser’s or the Vendor’s proposed Defect Amount; and

(C)	such evaluation must be completed within five (5) Business Days from the date of submission.
The fees and other costs to be paid to the Title Evaluator in respect to the services performed by it shall be borne by the Vendor and the Purchaser, each as to one-half. Notwithstanding any other provisions in this Agreement concerning the Closing Date, if a value is to be determined by the Title Evaluator and the Title Evaluator’s decision has not been received by the Parties on or before
9:00 a.m. Calgary, Alberta time on the Closing Date, then the Closing Date shall be extended automatically to two (2) Business Days after the Title Evaluator’s decision has been given to the Parties. If the Vendor or the Purchaser fails to provide a written statement of its position on a dispute referred to the Title Evaluator, then the Title Evaluator shall select the other Party’s position on that disputed matter and Closing of the Transaction shall proceed.
(d)	Notwithstanding the adjustment pursuant to subclause 9.2(b)(iii), the Purchaser agrees that if Closing occurs and the Vendor cures or removes an Uncured Title Defect or causes an Uncured Title Defect to be cured or removed within twelve (12) months after the Closing Date, the Purchaser shall pay to the Vendor, the Defect Amount for such Uncured Title Defect within ten (10) days after the Purchaser has been notified of such cure or rectification, if and to the extent the Base Price was reduced in respect of such Uncured Title Defect pursuant to subclause 9.2(b)(ii)(B).
ARTICLE 10
CONDITIONS PRECEDENT TO CLOSING AND DELIVERIES
10.1 Mutual Conditions Precedent Regarding Required Consents and Approvals
               It is a condition precedent to Closing for the mutual benefit of the Vendor and the Purchaser that, other than Customary Post-Closing Consents, any and all Required Approvals to permit the Transaction to be completed shall have been obtained or that such approval or consent requirement shall have been waived in writing by the applicable Government Authority or otherwise lapsed. If the condition precedent in this clause 10.1 shall not be satisfied at or before the Closing Date, either Party may terminate this Agreement by written notice to the other Party.
10.2 Conditions Precedent for Benefit of the Purchaser
               The obligation of the Purchaser to purchase the Shares pursuant hereto is subject to the satisfaction of the following conditions precedent for the exclusive benefit of the Purchaser, which may be waived in whole or in part at the discretion of the Purchaser by written notice to the Vendor at or before Closing:
(a)	in all material respects, the Vendor shall have performed or complied with all of the covenants of this Agreement to be performed or complied with by the Vendor at or prior to the Closing Date;

(b)	the representations and warranties of the Vendor set forth in Article 6 shall be true and correct in all material respects as of the date hereof and at and as of the Closing Date; and

(c)	no suit, action or other proceeding shall, at Closing, be pending against the Vendor or the Purchaser before any Court or Government Authority seeking to restrain, prohibit, obtain damages or other relief in connection with the consummation of the Transaction which would materially and adversely affect the value of the Shares, taken as a whole.
If any of the said conditions precedent in subclauses 10.2(a) to (c) inclusive shall not be complied with or waived by the Purchaser, at or before the Closing Date, the Purchaser may terminate this Agreement by written notice to the Vendor.
10.3 Conditions Precedent for Benefit of the Vendor
               The obligation of the Vendor to sell the Shares to the Purchaser pursuant hereto is subject to satisfaction of the following conditions precedent for the exclusive benefit of the Vendor, which may be waived in whole or in part by the Vendor by written notice to the Purchaser at or before Closing:
(a)	in all material respects, the Purchaser shall have performed or complied with all of the covenants of this Agreement to be performed or complied with by the Purchaser at or prior to the Closing Date; and

(b)	the representations and warranties of the Purchaser set forth in clause 6.3 shall be true and correct in all material respects as of the date hereof and at and as of the Closing Date;

(c)	at the Closing Time, the Purchaser shall have tendered or caused to be tendered to the Vendor the Purchase Price as estimated in the Closing Statement of Adjustments less the Deposit; and

(d)	no suit, action or other proceeding shall, at Closing, be pending against the Vendor or the Purchaser before any Court or Government Authority seeking to restrain, prohibit, obtain damages or other relief in connection with the consummation of the Transaction which would have a material adverse effect on the value of the Shares.
If any of the said conditions precedent in subclauses 10.3(a) to 10.3(d) inclusive shall not be complied with, or waived by the Vendor, at or before the Closing Date, the Vendor may terminate this Agreement by written notice to the Purchaser.
10.4 Efforts To Fulfill Conditions Precedent
               The Vendor and the Purchaser will each use, and cause their respective Related Parties to use, reasonable commercial efforts to cause the conditions precedent set forth in clauses 10.1, 10.2 and 10.3, to be fulfilled and satisfied as soon as practicable. The Parties shall co-operate in seeking Customary Post-Closing Consents after Closing. The Purchaser shall pay all filing fees in respect of the Required Approvals.
10.5 Deliveries of the Vendor
(a)	At Closing, if the conditions precedent contained in clauses 10.1 and 10.3 are satisfied or waived by the Vendor, the Vendor shall deliver or cause to be delivered to and in favour of the Purchaser, against those deliveries required to be made by the Purchaser, the following:

(i)	the certificates representing the Shares duly endorsed for transfer;

(ii)	a certificate of an officer of the Vendor in the form of Schedule “M”;

(iii)	a certificate of an officer of the Vendor confirming that the conditions precedent set forth in clauses 10.1 and 10.3 have been waived or to the Vendor’s Knowledge satisfied;

(iv)	receipt for payment of the portion of the Purchase Price estimated in the Closing Statement of Adjustments;

(v)	the Liquids Purchase Contracts, in the form attached as Schedule “N”, executed by [Redacted] and the Corporations, as applicable and the Crude Oil Purchase Contract in the form attached as Schedule “N”, executed by [Redacted] and the Corporations, as applicable;

(vi)	an assignment of the Seismic Data Licences executed by Western and the Corporations, as applicable;

(vii)	an assignment of the New Freehold Leases granted September 15, 2006 executed by Western and the Corporations, as applicable, and the New Freehold Leases to be granted pursuant to the Reorganization executed by Western and the Corporations, as applicable;

(viii)	all available Conveyance Documents, provided that such documents shall not require ConocoPhillips to assume or incur any obligation, or to provide any representation or warranty, beyond that contained in this Agreement;

(ix)	a certified copy of a resolution of the board of directors of each Corporation approving the transfer of all the Shares of such Corporation from the Vendor to the Purchaser;

(x)	the minute books, corporate seals (if any) and all other corporate records of the Corporations;

(xi)	resignations of all directors and officers of the Corporations and a release from such directors and officers pursuant to which they release all Claims against the Corporations related to their being officers and directors of the Corporations;

(xii)	evidence of the termination of the Accounting Services Agreements dated September 22, 2006 between the Corporations and the Vendor;

(xiii)	evidence of the termination of the Administrative and Field Services Agreements dated September 22, 2006 between the Corporations and the Vendor;

(xiv)	the Transition Services Agreement in such form as agreed to by the Parties, executed by [Redacted], as applicable; and

(xv)	any and all other documents which are required to be delivered by the Vendor to the Purchaser pursuant hereto, including documents evidencing the Reorganization [Redacted].
(b)	All deliveries of the Vendor shall, except as otherwise stated, be in a form acceptable to each of the Vendor and the Purchaser and their respective solicitors, acting reasonably.

10.6 Deliveries of the Purchaser
(a)	At Closing, if the conditions precedent set forth in clauses 10.1 and 10.2 are satisfied or waived by the Purchaser, the Purchaser shall deliver or cause to be delivered to and in favour of the Vendor, against those deliveries required to be made by the Vendor, the following:
(i)	payment of the Purchase Price as set forth in the Closing Statement of Adjustments less the Deposit to the Vendor by the Purchaser by wire transfer of immediately available funds on the Closing Date to the bank account specified in writing by the Vendor;

(ii)	a certificate of an officer of the Purchaser in the form of Schedule “O”;

(iii)	a certificate of an officer of the Purchaser confirming that the conditions precedent set forth in clauses 10.1 and 10.2 have been waived or to the Purchaser’s knowledge satisfied;

(iv)	an agreement executed by the Purchaser and the Guarantor pursuant to which it guarantees the performance by the Corporations after Closing of their obligations under the Crude Oil and Liquids Purchase Contracts, the Seismic Data Licences, the New Freehold Leases and the Transition Services Agreement;

(v)	releases signed by the new signing authorities of the Corporations as appointed by the Purchaser whereby the Corporations release the directors and officers of the Corporations from any Claims related to such directors and officers acting as directors or officers of the Corporations;

(vi)	[Redacted]

(vii)	any and all other documents which are required to be delivered and, if applicable, executed, by the Purchaser to the Vendor pursuant hereto.
(b)	All deliveries of the Purchaser shall, except as otherwise stated, be in a form acceptable to each of the Vendor and the Purchaser and their respective solicitors, acting reasonably.
ARTICLE 11
CONFIDENTIALITY
11.1 The Purchaser’s Obligation to Maintain Information Confidential
               Prior to the Closing Date and thereafter if Closing does not occur, information respecting the Corporations, the Assets, the Vendor and its Related Parties shall be retained in confidence by the Purchaser and its Related Parties pursuant to the terms of the Confidentiality Agreement and used only for the purposes of the Transaction. Upon Closing, the Purchaser’s rights to use or disclose information respecting the Assets shall be subject only to the Title and Operating Documents that may apply thereto. Any information respecting the Vendor, its Related Parties or additional information obtained as a result of such access which does not relate to the Corporations or the Assets shall continue to be governed by the Confidentiality Agreement.

ARTICLE 12
[REDACTED]
ARTICLE 13
LIABILITIES AND INDEMNITIES
13.1 Vendor’s Indemnities
               Subject to clauses 7.2 and 13.4, after the Closing, the Vendor shall indemnify, defend and save harmless the Purchaser and its Related Parties from and against any and all of:
(a)	Purchaser’s Losses resulting from breaches of the representations or warranties made by the Vendor in Article 6 or breaches of covenants or agreements made by the Vendor in this Agreement;

(b)	Purchaser’s Losses (other than liabilities of one of the Corporations to another of the Corporations) and reasonable costs including legal fees on a solicitor and client basis that arise or are incurred as a direct result of Third Party Claims that relate to the Assets that arise from or relate to acts, omissions, events or circumstances occurring before the Adjustment Date, other than Claims of Environmental Liabilities and Claims for the payment of costs that are for the Purchaser’s account under Article 4, provided that written notice of such Claim with reasonable particulars shall have been provided by the Purchaser to the Vendor within twelve (12) months from the Closing Date.
13.2 Purchaser’s Indemnities
               Subject to clauses 7.2 and 13.4 and except as otherwise indemnified by the Vendor, after the Closing, the Purchaser shall indemnify, defend and save harmless the Vendor and its Related Parties, from and against any and all of the Vendor’s Losses resulting from:
(a)	all breaches of the representations or warranties made by the Purchaser in clause Article 7 or breaches of covenants or agreements made by the Purchaser in this Agreement;

(b)	all Claims, Losses and Liabilities related to the Assets arising from or related to acts, omissions, events or circumstances occurring after the Adjustment Date other than Claims for the payment of costs that are included in the Working Capital Adjustment;

(c)	all Environmental Liabilities whether occurring before, on or after the Adjustment Date that arise from or relate to, acts, omissions, events or circumstances, occurring before, on or after the Adjustment Date;
including the effects of, and the costs of complying with, any order or direction of any Government Authority having jurisdiction. In respect to the matters referenced in subclause 13.2(b) and (c), the Purchaser acknowledges that the Purchaser and its Related Parties shall not be entitled to any rights or remedies under the common law or in equity or under any Applicable Laws against the Vendor or its Related Parties, including the right to name the Vendor or any of its Related Parties as a third party to any action commenced by any Person against the Purchaser, except to the extent necessary to enforce a Claim by Purchaser pursuant to Section 13.1.

13.3 Indemnification Procedure – Third Party Claims
               The following procedures shall be applicable to any Claim (a “Third Party Claim”) made against a Party (the “Indemnified Party”) by a Third Party for which it is entitled to indemnification, pursuant to this Agreement from the other Party (the “Indemnifying Party”):
(a)	upon the Third Party Claim being made or commenced against the Indemnified Party, the Indemnified Party shall promptly provide written notice thereof to the Indemnifying Party. The notice shall describe the Third Party Claim in reasonable detail and indicate the estimated amount, if practicable, of the indemnified Losses and Liabilities that have been or may be sustained by the Indemnified Party in respect thereof. If the Indemnified Party does not give prompt notice to the Indemnifying Party as aforesaid, then such failure shall only lessen or limit the Indemnified Party’s rights to indemnity hereunder to the extent that the defence of the Third Party Claim was prejudiced by such lack of prompt notice;

(b)	if the Indemnifying Party acknowledges to the Indemnified Party in writing that the Indemnifying Party is responsible to indemnify the Indemnified Party in respect of the Third Party Claim pursuant hereto, the Indemnifying Party shall have the right to do either or both of the following:
(i)	assume carriage of the defence of the Third Party Claim using legal counsel of its choice and at its sole cost; and\or

(ii)	settle the Third Party Claim provided the Indemnifying Party pays the full monetary amount of the settlement and the settlement does not impose any unreasonable restrictions or obligations on the Indemnified Party;
(c)	each Party shall cooperate with the other in the defence of the Third Party Claim, including making available to the other Party, its directors, officers, employees and consultants whose assistance, testimony or presence is of material assistance in evaluating and defending the Third Party Claim;

(d)	the Indemnified Party shall not enter into any settlement, consent order or other compromise with respect to the Third Party Claim without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, delayed or conditioned) unless the Indemnified Party waives its rights to indemnification in respect of the Third Party Claim;

(e)	upon payment of the Third Party Claim, the Indemnifying Party shall be subrogated to all claims the Indemnified Party may have relating thereto. The Indemnified Party shall give such further assurances and cooperate with the Indemnifying Party to permit the Indemnifying Party to pursue such subrogated claims as reasonably requested by it; and

(f)	if the Indemnifying Party has paid an amount pursuant to the indemnification obligations herein and the Indemnified Party shall subsequently be reimbursed from any other source in respect of the Third Party Claim, the Indemnified Party shall promptly pay the amount of the reimbursement (including interest actually received) to the Indemnifying Party, net of Taxes required to be paid by the Indemnified Party as a result of such payment and plus any Taxes saved or recovered by the Indemnified Party as a result of such payment.
13.4 Limitations on Liability
(a)	Notwithstanding anything herein to the contrary:

(i)	the indemnities provided in clauses 13.1 and 13.2 shall not apply to Losses and Liabilities to the extent reimbursed by insurance to, or caused by the negligence, willful default or misconduct of, the Party claiming indemnity;

(ii)	the Vendor shall have no obligation to indemnify the Purchaser in respect of any Environmental Liabilities pursuant to clause 13.1 except to the extent resulting from a breach of the Vendor’s representation and warranty in subclause 6.3(l) and then subject to the provisions of clause 7.2 and the other provisions of this clause 13.4;

(iii)	the Purchaser shall have no obligation to indemnify the Vendor in respect of any Environmental Liabilities pursuant to Clause 13.1 to the extent Purchaser is entitled to be indemnified in respect thereof pursuant to clause 13.1(a) in respect of the representation and warranty contained in subclause 6.3(l), having regard to the limitations clauses 7.2 and the other provisions of this Section 13.4;

(iv)	the sole remedy after Closing for a Party’s breach of a warranty or covenant or incorrectness of a representation shall be the indemnities provided in clauses 13.1 and 13.2;

(v)	if an indemnified party’s Losses and Liabilities at any time subsequent to the making of an indemnity payment are reduced by any net tax benefit or recovery, the amount of such reduction shall promptly be repaid by the indemnified party to the indemnifying party; and

(vi)	the Parties acknowledge and agree that an obligation under this Agreement to provide written notice of a Claim within twelve (12) months from the Closing Date and in a manner specified under this Agreement is intended by the Parties as a limitation of liability that represents a fair and equitable allocation of the risks and liabilities that each Party has agreed to assume in connection with the subject matter hereof and is not an agreement within the provision of subsection 7(2) of the Limitations Act (Alberta).
(b)	After Closing, the Vendor’s total liability for breaches of any representations, warranties, covenants and indemnities granted hereunder or in any document delivered pursuant hereto, shall not exceed [Redacted] of the Base Price. The Vendor’s liability under this Agreement in respect of any and all such breaches shall be subject to the following limitations:
(i)	the Vendor shall have no liability for an individual breach of any representation, warranty, covenant or indemnity if the Purchaser’s Losses in respect thereof are less than [Redacted]; and

(ii)	the Vendor shall only be liable for breaches of representations, warranties, covenants and indemnities in this Agreement if the aggregate of the Purchaser’s Losses in respect of all such breaches exceeds [Redacted] and, in that event, the Vendor shall be liable for the full amount of all the Purchaser’s Losses in respect of all such breaches;
provided that the limitations in subclauses (i) and (ii) shall not apply to Claims by the Purchaser and its Related Parties for indemnity in respect of Third Party Claims.

(c)	The Purchaser shall only be liable for breaches of the representations and warranties in Article 7 of this Agreement if the aggregate of the Vendor’s Losses in respect of all such breaches exceeds

[Redacted] and, in that event, the Purchaser shall be liable for the full amount of all the Vendor’s Losses in respect of all such breaches.
13.5 Subrogation
               If a Party indemnifies the other Party or any of its Related Parties for Losses and Liabilities pursuant this Agreement, the indemnifying Party shall be subrogated to all rights of the other Party and its Related Parties to recover such Losses and Liabilities from any Third Party.
ARTICLE 14
ARBITRATION
14.1 Reference to Arbitration
(a)	Insofar as the Parties are unable to agree on any matter that expressly may be referred to arbitration hereunder, the Vendor may serve the Purchaser and the Purchaser may serve the Vendor written notice that it wishes such matter referred to arbitration.

(b)	The Parties shall meet within seven (7) days of the receipt of a notice issued pursuant to subclause 14.1(a), to attempt to agree on a single arbitrator qualified by experience, education and training, to determine such matter. If the Parties are unable to agree on the selection of the arbitrator, the Party which issued such notice shall forthwith make application to a judge of the Court of Queen’s Bench of the Province of Alberta pursuant to the Arbitration Act of the Province of Alberta (R.S.A. 2000, c. A-43, as amended from time to time, hereinafter referred to as the “Arbitration Act”) for the appointment of a single arbitrator, and failing such action on the part of the Party which issued such notice, the other Party may make such application.
14.2 Proceedings
(a)	The arbitrator selected pursuant to clause 14.1 shall proceed as soon as is practicable to hear and determine the matter in dispute, and shall be directed to provide a written decision respecting such matter within forty-five (45) days of appointment. The Parties shall provide such assistance and information as may be reasonably necessary to enable the arbitrator to determine such matter.

(b)	Except to the extent modified in this Article, the arbitrator shall conduct any arbitration hereunder pursuant to the provisions of the Arbitration Act.
ARTICLE 15
EMPLOYEES
15.1 [Redacted]
ARTICLE 16
TERMINATION
16.1 Termination
               This Agreement may only be terminated pursuant to subclause 9.2(b)(iii), clauses 10.2 or clause 10.3, in which event:
(a)	each Party shall be released from all obligations hereunder, other than:

(i)	Losses and Liabilities for breaches by it of this Agreement prior to termination; and

(ii)	the Vendor’s obligation to return the Deposit and interest earned thereon to the Purchaser in the event clause 2.3(c) is applicable; and
(b)	subject to its rights under subclause 16.1(a), each Party will each bear all costs incurred by it prior to such termination.
ARTICLE 17
INFORMATION, ACCESS, MATERIALS AND CONTINUING REPORTS
17.1 Delivery of the Vendor’s Records
               Within twenty (20) Business Days of the Closing, the Vendor shall deliver to the Purchaser originals of the files, reports and data pertaining to the Assets comprised in the Miscellaneous Interests, unless and to the extent that the Purchaser agrees to allow the Vendor to deliver all or any of such records, files, reports and data at a later date.
17.2 Vendor’s Access Post-Closing
(a)	At the Closing, the Vendor shall be entitled to retain a copy of the Data Room Information. After the Closing Date, the Vendor may, upon reasonable notice to the Purchaser and subject to contractual restrictions relative to disclosure, have access during normal business hours to the Title and Operating Documents and the other files, reports and data pertaining to the Assets comprised in the Miscellaneous Interests and to obtain and copy such information in respect of matters arising or relating to any period of time through the Closing if copies of such records or if the information derived from such access would be helpful or beneficial to the Vendor or its Affiliates:
(i)	in connection with audits;

(ii)	in connection with the preparation of tax returns;

(iii)	in connection with the ConocoPhillips’ dealings with Government Authorities;

(iv)	in connection with any pre-Adjustment Date activities of ConocoPhillips;

(v)	to comply with any Applicable Law; or

(vi)	in connection with any action, suit or proceeding commenced or threatened by the Vendor, the Purchaser or any Third Party against the Vendor or its Related Parties or for which the Vendor or any of its Related Parties may have any liability.
(b)	After the Closing Date, the Vendor and its Affiliates shall be entitled for as long as the Vendor and its Affiliates requires and at no additional cost to the Vendor or its Affiliates, to enter upon, use, occupy and enjoy the Surface Interests that provide rights of ingress to and egress from wells, pipelines, facilities and equipment owned by the Vendor or its Affiliates that do not comprise the Assets. The Vendor shall be liable to and agrees to indemnify, defend and save harmless the Purchaser and its Related Parties from and against all of the Purchaser’s Losses arising from or related to the Vendor’s or its Affiliate’s entrance upon, use, occupation or enjoyment of such Surface Interests.

17.3 Purchaser’s Access Post-Closing
               After the Closing Date, the Purchaser may upon reasonable notice to the Vendor, have access during normal business hours to the tax and financial records of the Vendor that relate to the Assets and to obtain and copy such information in respect of matters arising or relating to any period of time after the Adjustment Date if copies of such records or the information derived from such access would be helpful or beneficial to the Purchaser or its Affiliates:
(a)	in connection with audits;

(b)	in connection with preparation of returns;

(c)	in connection with Purchaser’s dealings with Government Authorities;

(d)	in connection with any post-Adjustment Date activities of Purchaser;

(e)	to comply with Applicable Laws; or

(f)	in connection with any action, suit or proceeding commenced or threatened by the Purchaser, the Vendor or any third party against the Purchaser or its Related Parties or for which the Purchaser or any of its Related Parties may have any liability.
17.4 Retention Period
(a)	The Purchaser agrees that all of the information and materials of the Vendor which relate to or were created with respect to the Corporations, [Redacted] arising or relating to the period through the Closing, shall be retained, maintained in good order and good condition and kept in a reasonably accessible location by the Purchaser and its Affiliates, for a period of time (the “Retention Period”) beginning on the Closing Date and ending on the earlier of: (i) the expiration of all applicable limitations periods for all tax periods beginning before the Closing, as such limitations periods are provided for under applicable statutes or pronouncements of all relevant taxing authorities; or (ii) December 31, 2014.

(b)	The Purchaser may destroy or give up possession of any such information or materials if it first offers the Vendor the opportunity (by delivery of at least sixty (60) days’ prior written notice to the Vendor, which notice shall contain a detailed listing of the information and materials proposed to be destroyed, with an additional copy of such notice delivered to the attention of the Vendor’s Tax Department), at the Vendor’s expense (which includes compensation to the Purchaser of its reasonable expenses), to obtain delivery of or a copy of so much of such information or materials as the Vendor, in their sole discretion, desires.
17.5 Vendor’s Historical Information
(a)	Upon the request of the Purchaser, and only to the extent necessary to comply with the Purchaser’s Securities Requirements, the Vendor shall: (i) provide the Purchaser and its Affiliates with the Vendor Information as reasonably requested by the Purchaser; and (ii) provide reasonable access during normal business hours to its personnel who are responsible for the Vendor Information.

(b)	Subject to subclause 17.5(d), the Vendor hereby consents to the use by the Purchaser or its Affiliates of the Vendor Information and any information derived therefrom in any public disclosure required by the Purchaser or its Affiliates to comply with the Purchaser’s Securities Requirements.

(c)	The obligations of the Vendor to disclose or provide reasonable access to the Vendor Information pursuant to this clause 17.5 shall terminate December 31, 2008.

(d)	Except in such form as may be required for the Purchaser’s Securities Requirements, the Purchaser shall and shall cause its Affiliates to keep all the Vendor Information confidential and not disclose such Vendor Information except for the purposes set forth in this clause. The Purchaser shall be liable for and indemnify and save harmless ConocoPhillips and its Related Parties from and against any Losses and Liabilities suffered or incurred by them as a result of a breach of this clause by the Purchaser or any Claim arising out of any use of the Vendor Information including any disclosure document that incorporates such Vendor Information.

(e)	The Vendor Information shall be provided to the Purchaser pursuant to this clause on the condition that the Vendor and its Related Parties assume no liability whatsoever to the Purchaser or any other Person in respect of such Vendor Information, or the accuracy or sufficiency thereof or in connection with any claim in respect of the Vendor Information. The Purchaser acknowledges that the Vendor and its Related Parties make no representation or warranty regarding the Vendor Information and expressly disclaim any implied or constructive representation or warranty.

(f)	The Parties acknowledge that the Vendor has provided the Audited Financial Statements and an operating statement (which states gross revenues, royalty expenses, production costs and operating income) in respect of the Assets for the 12 month period ended December 31, 2004, audited by the Vendor’s Auditors in accordance with GAAP, including the auditor’s report thereon to the Purchaser. The Purchaser shall reimburse ConocoPhillips for all out of pocket costs incurred by ConocoPhillips to obtain that additional audited operating statement, including auditors’ fees. If the Purchaser’s Securities Requirements require audited financial statements in respect of the Assets for the 12 month period ended December 31, 2006, or in respect of all or any of 702, 704, 706 and 707 from the date of their formation until December 31, 2006, the Purchaser may request, not later than Closing, that all or any of such audited financial statements be prepared, in which event, the Vendor will request the Vendor’s Auditors to prepare such additional audited financial statements and provide those additional audited financial statements to the Purchaser as soon as reasonably possible following completion of the Vendor’s and its Affiliates’ annual audit process and the Purchaser shall reimburse ConocoPhillips for all out of pocket costs incurred by ConocoPhillips to obtain those additional audited financial statements, including auditors’ fees.

(g)	In this clause:
(i)	“Vendor Information” means historical financial information and reserves data (other than interpretations, evaluations, forecasts, analyses and similar items) relating to the Assets and the Shares, including source records, books, general ledger, invoices, operating statements and other materials, in ConocoPhillips’ possession or to which it has reasonable access; and

(ii)	“Purchaser’s Securities Requirements” means requirements under applicable securities laws that the Purchaser or its Affiliates may be required to comply with by a securities commission or similar securities regulatory authority in connection with the filing by the Purchaser or its Affiliates of any public disclosure documents.

(h)	Access to Seismic
               With respect to any proprietary seismic data that relates to the Assets and in which the Vendor owns an interest of less than 100%, during the period from the date hereof until Closing and for three months after Closing the Vendor will, upon request by the Purchaser, through the Vendor’s seismic data broker, provide the Purchaser with a list of the operators of such seismic data. With respect to any non-proprietary trade or licensed seismic data that relates to the Assets, during the period from the date hereof until Closing and for three months after Closing the Vendor will, upon request by the Purchaser, provide the Purchaser with a list of the brokers of such seismic data. The Purchaser will be required to deal directly with the relevant seismic brokers. The Purchaser will be responsible to negotiate all required licences for, and for all costs involved in licensing, such seismic data.
ARTICLE 18
WAIVER
18.1 Waiver Must be in Writing
               No waiver by any Party of any breach of any of the terms, conditions, representations or warranties in this Agreement shall take effect or be binding upon that Party unless the waiver is expressed in writing under the authority of that Party and any waiver so given shall extend only to the particular breach so waived and shall not limit or affect any rights with respect to any other or future breach.
ARTICLE 19
ASSIGNMENT
19.1 Assignments Before Closing
               Prior to Closing, neither Party may assign its interest in or under this Agreement or to the Shares without the prior written consent of the other Party.
19.2 Assignments by the Purchaser After Closing
               No assignment, transfer or other disposition of this Agreement or all or any portion of the Shares by the Purchaser or of the Assets by the Corporations or their successors or assigns after Closing shall relieve the Purchaser from its obligations to the Vendor herein. The Vendor shall have the option to claim payment or performance of such obligations from the Purchaser, the assignee, the transferee or all of them, and to bring proceedings in the event of default against either or all of them, provided that nothing herein shall entitle the Vendor to receive duplicate payment or performance of the same obligation.
ARTICLE 20
NOTICE
20.1 Service of Notice
               All notices required or permitted hereunder or with respect to this Agreement shall be in writing and shall be deemed to have been properly given and delivered when delivered personally or transmitted by confirmed facsimile addressed to the Parties, respectively, as follows:

the Purchaser:	1275708 Alberta Ltd.
2900, 240 – 4th Avenue S.W.
Calgary, Alberta
T2P 4H4

Telephone No: [Redacted]
Facsimile No: [Redacted]
Attention: President

the Vendor:	Burlington Resources Canada Ltd.
P.O. Box 130
401 – 9th Avenue S.W.
Calgary, Alberta
T2P 2M7

Telephone No: [Redacted]
Facsimile No: [Redacted]
Attention: Vice President, Business Development & Strategic Planning

the Guarantor:	Pengrowth Corporation
2900, 240 – 4th Avenue S.W.
Calgary, Alberta
T2P 4H4

Telephone No: [Redacted]
Facsimile No: [Redacted]
Attention: President
          Any notice or communication sent by personal service or facsimile shall be deemed received when delivery is made or reception of the transmission is complete except that, if such delivery or transmission is sent on a day which is not a Business Day or after 4:00 p.m. then the same shall be deemed received on the next Business Day.
20.2 Right to Change Address
          A Party may change its address for service by notice to the other Party, and such changed address for service thereafter shall be effective for all purposes of this Agreement.
ARTICLE 21
PUBLIC ANNOUNCEMENTS AND SIGNS
21.1 Public Announcements
          No public announcement or press release by a Party concerning the Transaction [Redacted] shall identify the name of the other Party or any shareholder thereof or be made by a Party without the prior written consent and approval of the other Party; provided that nothing contained herein shall prevent a Party at any time furnishing any information to any Government Authority or to the public if required by Applicable Law or the rules of any applicable stock exchange. A Party which proposes to make such a public disclosure shall, to the extent reasonably possible, provide the other Party with a draft of such statement in sufficient time prior to its release to enable the other Party to review such draft and advise that Party of any comments it may have with respect thereto, it being understood that, upon signing this Agreement, the Purchaser will be permitted to immediately issue a press release announcing the Transaction provided such press release has been approved by the Vendor, acting reasonably, and the contents of such press release are required to be disclosed by Applicable Law or the rules of any applicable stock exchange.
21.2 Signs
          As soon as reasonably practicable after Closing, the Purchaser shall remove any signs which indicate ownership or operation of the Assets by the Vendor or its Affiliates. It shall be the responsibility of the Purchaser, where necessary, to erect or install any signs that may be required by Government Authorities indicating the Purchaser to be the operator of the Assets and to notify other working interest owners, gas purchasers, suppliers, contractors, Government Authorities and any other third party of the change of ownership.
ARTICLE 22
POST CLOSING ADMINISTRATION
22.1 Registration of Documents
(a)	Except to the extent otherwise provided in this clause 22.1, promptly after Closing, the Purchaser shall cause the Corporations to register all Conveyance Documents and any other documents which require registration and shall bear all costs incurred in registering such Conveyance Documents. Prior to effecting registration of any Conveyance Documents with the Crown, the Purchaser shall cause the Corporations to obtain confirmation from the Crown that neither Party has any indebtedness for monies owed to the Crown which have been outstanding for more than 90 days, and the Purchaser shall provide the Vendor with a copy of such confirmation promptly upon its receipt thereof.

(b)	To the extent electronic registration of Conveyance Documents is permitted or required by a Government Authority, within five (5) Business Days following the Closing Date, the Vendor shall prepare and electronically submit, where permitted, an application to the appropriate Government Authority to effect transfers of all permits, licences, authorizations and approvals relating to the Assets registered in ConocoPhillips’ name to the Corporations or their nominee, as applicable, and the Purchaser shall cause the Corporations or their nominee, as applicable, to electronically ratify and sign such application.

(c)	Should any Government Authority deny any electronic application because of a misdescription or other minor deficiency in the application, the Vendor shall, within two (2) Business Days, correct the application and amend and re-submit such application for the electronic transfer and the Purchaser shall cause the Corporations or their nominee, as applicable, to electronically ratify and confirm such application.

(d)	If, for any reason, a Government Authority requires a Party or its Affiliate to make a deposit in order to approve the transfer of any permit, licence, authorization or approval, Vendor shall immediately make such deposit. If, for any reason, a Government Authority requires the Purchaser or any Corporation or its nominee to make a deposit in order to approve the transfer of any permit, licence, authorization or approval, the Purchaser shall immediately make, or cause such Corporation or its nominee to make, such deposit.

(e)	The Purchaser shall pay, and shall indemnify the Vendor and its Related Parties for, all fees related to registering and recording the Conveyance Documents. After Closing, the Purchaser shall bear all costs of preparing and registering any further assurances required to convey title to the Assets to the Corporations or their nominee.

22.2 Operatorship and Third Parties
          Nothing in this Agreement shall be interpreted as any assurance by the Vendor that the Corporations or their nominees or successors or assigns (including the Purchaser), as applicable, will be able to serve as operator with respect to any of the Assets in which interests are held by third parties, whether or not such Assets are presently operated by ConocoPhillips. Neither the Vendor nor its Related Parties shall have any Liability to the Purchaser or its Related Parties for any Purchaser’s Losses as a result of the Corporations or their nominees or successors or assigns (including the Purchaser) not being designated as the operator of the Lands or Tangibles operated by ConocoPhillips prior to Closing.
ARTICLE 23
MISCELLANEOUS PROVISIONS
23.1 Further Assurances
          From time to time, as and when reasonably requested by the other Party, a Party shall execute and deliver or cause to be executed and delivered all such documents and instruments and shall take or cause to be taken all such further or other actions to implement or give effect to the Transaction [Redacted], if requested, provided such documents, instruments or actions are consistent with the provisions of this Agreement. All such further documents, instruments or actions shall be delivered or taken at no additional consideration other than reimbursement of any expenses reasonably incurred by the Party providing such further documents or instruments or performing such further acts, by the Party at whose request such documents or instruments were delivered or acts performed other than overhead and general administrative costs.
23.2 Applicable Law and Attornment
          This Agreement shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated in all respects as an Alberta contract. The Parties irrevocably submit to the jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom. The Parties each hereby attorn to and accept the exclusive jurisdiction of such courts.
23.3 Time
          Time shall be of the essence in this Agreement.
23.4 Continuing Agreement
          After Closing, the covenants and agreements contained in this Agreement shall continue in effect until performed and discharged except to the extent the continued effectiveness or enforceability of any such agreement or covenant is limited in duration as expressly provided herein.
23.5 Entire Agreement
          Subject to clause 23.11, this Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the Parties hereto with respect to the subject matter hereof, including any letter agreements between the Purchaser and the Vendor. No modification of or amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by all Parties.
23.6 Enurement
          This Agreement shall be binding upon and enure to the benefit of the Parties hereto and their respective successors and permitted assigns. Except in respect of indemnities hereunder in favour of Related Parties, no Person other than the Parties and their successors and permitted assigns shall be entitled to any rights or benefits hereunder.
23.7 Waiver of The Land Contracts (Actions) Act
          The Land Contracts (Actions) Act of the Province of Saskatchewan shall have no application to any action (as defined in The Land Contracts (Actions) Act) with respect to this Agreement.
23.8 Waiver of The Limitation of Civil Rights Act
          The Limitation of Civil Rights Act of the Province of Saskatchewan shall have no application to this Agreement, or any mortgage, charge or other security for the payment of money made, given or created by this Agreement, or any agreement or instrument renewing or extending or collateral to this Agreement, or the rights, powers or remedies of the Vendor under this Agreement.
23.9 Severability
          If any provision of this Agreement is held to be invalid, illegal or unenforceable, the invalidity, illegality or unenforceability will not affect any other provision of this Agreement and this Agreement will be construed as if the invalid, illegal or unenforceable provision had never been contained herein unless the deletion of the provision would result in such material change to cause the completion of the Transaction to be unreasonable.
23.10 Counterparts
          This Agreement may be executed in counterpart and all executed counterparts together shall constitute one agreement. Signature pages from separate counterparts may be faxed and may be combined to form a single counterpart. This Agreement shall not be binding upon any Party unless and until executed by all Parties.
23.11 Confidentiality
          The Confidentiality Agreement shall not merge with the terms hereof. Notwithstanding any provision herein or any law to the contrary, the Confidentiality Agreement shall survive the execution of this Agreement and the Closing of the Transaction.
          IN WITNESS WHEREOF the Parties have duly executed this Agreement on the date first above written.

BURLINGTON RESOURCES CANADA LTD.		1275708 ALBERTA LTD.

By:	‘John D. Jensen’	By:	‘James S. Kinnear’

	Name: John D. Jensen		Name: James S. Kinnear
	Title: Vice President Business Development and Strategic Planning		Title: President

By:	‘Charles V. Selby’
	Name:	Charles V. Selby
	Title:	Vice President and Secretary

PENGROWTH CORPORATION
By:	‘James S. Kinnear’
	Name:	James S. Kinnear
	Title:	Chairman, President and Chief Executive Officer

By:	‘Charles V. Selby’
	Name:	Charles V. Selby
	Title:	Vice President and Corporate Secretary

SCHEDULE “A” ATTACHED TO AND FORMING PART OF THE SHARE PURCHASE AND SALE AGREEMENT AMONG BURLINGTON RESOURCES CANADA LTD., 1275708 ALBERTA LTD. and PENGROWTH CORPORATION DATED THE 28TH DAY OF NOVEMBER, 2006
LAND SCHEDULE
PART 1
DESCRIPTION OF LANDS

LAND SCHEDULE
PART 2
WELLS

LAND SCHEDULE
PART 3
FEE SIMPLE LANDS

SCHEDULE “B” ATTACHED TO AND FORMING PART OF THE SHARE PURCHASE AND SALE AGREEMENT AMONG BURLINGTON RESOURCES CANADA LTD., 1275708 ALBERTA LTD. and PENGROWTH CORPORATION DATED THE 28TH DAY OF NOVEMBER, 2006
MAJOR FACILITIES

SCHEDULE “C” ATTACHED TO AND FORMING PART OF THE SHARE PURCHASE AND SALE AGREEMENT AMONG BURLINGTON RESOURCES CANADA LTD., 1275708 ALBERTA LTD. and PENGROWTH CORPORATION DATED THE 28TH DAY OF NOVEMBER, 2006
EXCLUDED ASSETS

SCHEDULE “D” ATTACHED TO AND FORMING PART OF THE SHARE PURCHASE AND SALE AGREEMENT AMONG BURLINGTON RESOURCES CANADA LTD., 1275708 ALBERTA LTD. and PENGROWTH CORPORATION DATED THE 28TH DAY OF NOVEMBER, 2006
SEISMIC DATA

SCHEDULE “E” ATTACHED TO AND FORMING PART OF THE SHARE PURCHASE AND SALE AGREEMENT AMONG BURLINGTON RESOURCES CANADA LTD., 1275708 ALBERTA LTD. and PENGROWTH CORPORATION DATED THE 28TH DAY OF NOVEMBER, 2006
ACCOUNTING ADJUSTMENT
ACCOUNTING ADJUSTMENT SCHEDULE
1.	Accounting Adjustment
         The Accounting Adjustment (which may be a positive or negative amount) shall be an amount equal to the Working Capital Adjustment minus the Revenue Adjustment.
2.	Working Capital
(a)	The Working Capital Adjustment will be the amount (which may be a positive or negative amount) equal to the amount at the Closing Date of the Corporation’s current assets at the Closing Date minus the amount of the Corporation’s current liabilities at the Closing Date determined in accordance with GAAP, applied on a basis consistent with ConocoPhillips’ past practises, provided that for purposes of the calculation of the Working Capital Adjustment the Corporation’s current liabilities shall be calculated without taking into account asset retirement obligations or Taxes that are subject to the Tax Indemnity.
3.	Revenue Adjustment
         The Revenue Adjustment (which may be a positive or negative amount) shall be an amount equal to:
(a)	subject to Clause 4, the net amount (the “Production Income”) of:
(i)	all revenues of every kind and nature that accrue during the period from the Adjustment date to the Closing Date (the “Interim Period”) the in respect of the Assets, including proceeds from the sale of production produced from the Lands during the Interim Period (the “Interim Period Production”); minus

(ii)	all costs of every kind and nature other than Capital Costs and Income Taxes (but including other Taxes) incurred or accrued in respect of the Assets during the Interim Period, including, without duplication: maintenance costs, operating costs and other costs of Operations; rental and royalty payments; and costs of processing, treating, gathering and transporting the Interim Period Production (“Production Costs”);

minus
(b)	the sum of:
(i)	subject to Clause 4, an amount equal to the capital costs incurred or accrued in respect of the Assets during the Interim Period (the “Capital Costs”) plus interest at the Prime Rate plus 2% on the Capital Costs paid by ConocoPhillips between the Adjustment Date and the Closing Date from the date of such payment to the Closing Date ; plus

(ii)	an amount equal to [Redacted] of the Production Income.

No item will be taken into account more than once in the calculation of the Production Revenue.
4.	Calculation of the Revenue Adjustment
         For purposes of the calculation of the Revenue Adjustment:
(a)	all costs incurred in connection with work performed or goods or services provided in respect of the Assets shall be deemed to accrue as of the date the work was performed or the goods or services were provided, regardless of the times they become payable;

(b)	proceeds from the sale of Petroleum Substances produced prior to the Adjustment Date (including Petroleum Substances in tanks or storage) and Production Costs directly associated therewith will not be included in the calculation of the Production Revenue;

(c)	production of Petroleum Substances will be deemed to be sold on a first in first out basis;

(d)	Production Revenue will not include overhead recoveries or operator’s fees payable to ConocoPhillips as operator under a Title and Operating Document and the receipt of or entitlement to such fees and overhead recoveries shall not treated as a revenue or credit in the calculation of the Production Revenue;

(e)	all rentals and similar payments, property taxes (including Alberta freehold mineral taxes) and other periodic costs (other than capital taxes and Income Taxes) that relate to the Assets and are payable in respect of a period of time that straddles the Adjustment Date shall be apportioned between the period before the Adjustment Date and the period after the Adjustment Date on a per diem basis as of the Adjustment Date and the amount allocated to a period after the Adjustment Date (including any portion thereof that it is allocated to a period after the Closing Date) shall be included in the Production Costs;

(f)	the Production Costs and Capital Costs will not include any of the Corporation’s or its Affiliates’ general and administrative expenses related to operating and maintaining their head office in Calgary or royalty tax credits and similar incentives that accrue to a Person because of financial or organizational attributes specific to it;

(g)	a Thirteenth Month Adjustment shall be taken into account on the same basis (whether on a throughput, per diem or other basis) as the Thirteenth Month Adjustment is allocated to the parties to the Title and Operating Document under which it is made; and

(h)	The Interim Period shall be deemed to have ended at 11:59 p.m. on the Closing Date. Except as otherwise provided in this Schedule, the Production Revenue shall be calculated on an accrual basis, in accordance with accepted Canadian oil and gas industry practices
5.	Interim Statement of Adjustments
(a)	The Vendor shall prepare and deliver to the Purchaser not later than three (3) Business Days prior to the Closing Date an interim statement (the “Interim Statement of Adjustments”) setting forth the Vendor’s good faith estimate (the “Accounting Adjustment Estimate”) of:
(i)	the Accounting Adjustment calculated on the basis of costs and revenues accrued by ConocoPhillips for months prior to the month in which Closing occurs, but not taking into account costs and revenues for the month in which Closing occurs unless Closing occurs on or after the 15th day of the month, in which case the Vendor’s good faith estimate of costs and revenues for one half of the month in which Closing occurs shall be included in such Accounting Adjustment Estimate; and

(ii)	the calculation of the Purchase Price (based on such good faith estimate).
The Interim Statement of Adjustments shall include reasonable detail of the calculation of the Accounting Adjustment Estimate. The Vendor shall furnish supporting worksheets with the Interim Statement of Adjustments and make available to the Purchaser all information reasonably necessary for the Purchaser to understand and confirm the calculations in such statement. An amount equal to the Accounting Adjustment Estimate will be deducted from the Base Price to calculate the Purchase Price (resulting in a decrease in the Purchase Price if the Accounting Adjustment is a positive amount and a reduction if it is a negative amount) as provided in Section 2.1 of the Agreement.

(b)	The Vendor shall not be required to provide a credit at Closing for any revenues accruing after the Adjustment Date but not actually received by ConocoPhillips at least three (3) Business Days prior to the Closing Date, nor entitled to include any debit at Closing for any costs or expenses accruing after the Adjustment Date but not actually paid by ConocoPhillips at least three (3) Business Days prior to the Closing Date.
6.	Post Closing Revenues and Adjustments
(a)	Following Closing, the Vendor shall deliver to the Purchaser, as soon as is reasonably practicable on a monthly basis, all revenues, proceeds and other benefits received by the Vendor or any of its Related Parties with respect to the Assets, net of the Corporation’s [Redacted] and Purchaser’s share of all applicable royalties, operating costs, treating, processing and transportation charges and all other costs and expenses directly associated with the Assets and the production, transportation, storage or sale of Petroleum Substances therefrom, including all amounts accruing after the Adjustment Date but not included in the Interim Statement of Adjustments.

(b)	Not later than eleven (11) months following the Closing Date, the Vendor shall prepare and deliver to the Purchaser a statement (“Post Closing Statement of Adjustments”) setting forth the Accounting Adjustment, on the basis of information available within such period. Upon agreement on the Post Closing Statement of Adjustments:
(i)	if the amount of the Accounting Adjustment set forth in the Post Closing Statement of Adjustments is less than the amount of the Accounting Adjustment set forth in the Closing Statement of Adjustments, the Vendor will pay an amount equal to the difference between them to the Purchaser together with interest thereon at the Prime Rate plus two percent (2%) from the Closing Date to the date of the payment not later than thirty (30) days after determination of such net amount; and

(ii)	if the amount of the Accounting Adjustment set forth in the Closing Statement of Adjustments exceeds the amount of the Accounting Adjustment set forth in the Post Closing Statement of Adjustments, the Purchaser will pay an amount equal to the excess to the Vendor together with interest thereon at the Prime Rate plus two percent (2%) from the Closing Date to the date of the payment not later than thirty (30) days after determination of such net amount.

The Purchaser shall co-operate with the Vendor in the preparation of the Post-Closing Statement of Adjustments and provide the Vendor and its consultants with access to, and the right to make copies of, the books and records of the Corporation and its successors and assigns as reasonably required by the Vendor for purposes of preparing the Post-Closing Statement of Adjustments.

(c)	Either Party shall have the right, exercisable during the ninety (90) days after delivery of the Post Closing Statement of Adjustments to the Purchaser to examine, copy and audit the records of the other Party and its Affiliates for the purposes of effecting adjustments pursuant to this Schedule. Such audit shall be conducted upon reasonable notice to the Party whose books and records are being audited at its offices during its normal business hours, and shall be conducted at the sole expense of the auditing Party. Any claims of discrepancies disclosed by such audit shall be made in writing to the auditing Party within ninety (90) days following the receipt by the Purchaser of the Final Statement of Adjustments, and the audited Party shall respond in writing to any claims of discrepancies within ninety (90) days of the receipt of such claims.

(d)	No further adjustments to the Accounting Adjustment shall be made after the Post-Closing Statement of Adjustments has been finalized pursuant to the foregoing provisions except to the extent:
(i)	the adjustment arises from a royalty audit and a written request for the adjustment is given by one Party to the other Party within forty-eight months after the Closing Date;

(ii)	the adjustment arises from a joint venture audit under a Title and Operating Document and a written request for the adjustment is given by one Party to the other Party within twenty-four months after the Closing Date; or

(iii)	the adjustment arises from a Thirteenth Month Adjustment within 24 months after the Closing Date and a written request for the adjustment is given by one Party to the other Party within twenty-four months after the Closing Date.
provided that an adjustment shall not be made pursuant to this subclause 6(c) unless it exceeds [Redacted] and is specifically requested in writing by a Party within thirty (30) days after (as applicable) its receipt of the Thirteenth Month Adjustment or royalty invoice or completion of the fieldwork for the joint venture or royalty audit.
7.	Disputes
              Subject to the third party claims procedures set forth in clause 13.3 the Share Sale Agreement to which this Schedule is attached, the Parties agree to arbitrate any disputes concerning adjustment figures pursuant to the arbitration procedure described in Article 14 of the Share Sale Agreement.
8.	Prior Period Audits
              Nothing in this Agreement shall restrict or otherwise interfere with ConocoPhillips’ audit rights under any agreement pertaining to the Assets in respect of the period prior to the Adjustment Date, it being the intention of the Parties that any amounts recovered or adjustments occurring as a result of the exercise of such audit rights by ConocoPhillips shall be for the sole account of ConocoPhillips. Such audit rights shall include the right to initiate an audit or to participate in or receive the benefits from such an audit.

SCHEDULE “F” ATTACHED TO AND FORMING PART OF THE SHARE PURCHASE AND SALE AGREEMENT AMONG BURLINGTON RESOURCES CANADA LTD., 1275708 ALBERTA LTD. and PENGROWTH CORPORATION DATED THE 28TH DAY OF NOVEMBER, 2006
[Redacted]

SCHEDULE “G” ATTACHED TO AND FORMING PART OF THE SHARE PURCHASE AND SALE AGREEMENT AMONG BURLINGTON RESOURCES CANADA LTD., 1275708 ALBERTA LTD. and PENGROWTH CORPORATION DATED THE 28TH DAY OF NOVEMBER, 2006
BANK ACCOUNTS
1265702 Alberta ULC
Bank:            [Redacted]
Bank Code:
Transit:
Account:
1265704 Alberta ULC
Bank:            [Redacted]
Bank Code:
Transit:
Account:
1265706 Alberta ULC
Bank:            [Redacted]
Bank Code:
Transit:
Account:
1265707 Alberta ULC
Bank:            [Redacted]
Bank Code:
Transit:
Account:

SCHEDULE “H” ATTACHED TO AND FORMING PART OF THE SHARE PURCHASE AND SALE AGREEMENT AMONG BURLINGTON RESOURCES CANADA LTD., 1275708 ALBERTA LTD. and PENGROWTH CORPORATION DATED THE 28TH DAY OF NOVEMBER, 2006
CLAIMS AND DEFAULT NOTICES

SCHEDULE “I” ATTACHED TO AND FORMING PART OF THE SHARE PURCHASE AND SALE AGREEMENT AMONG BURLINGTON RESOURCES CANADA LTD., 1275708 ALBERTA LTD. and PENGROWTH CORPORATION DATED THE 28TH DAY OF NOVEMBER, 2006
OFFSET DRILLING NOTICES

SCHEDULE “J” ATTACHED TO AND FORMING PART OF THE SHARE PURCHASE AND SALE AGREEMENT AMONG BURLINGTON RESOURCES CANADA LTD., 1275708 ALBERTA LTD. and PENGROWTH CORPORATION DATED THE 28TH DAY OF NOVEMBER, 2006
TRANSPORTATION, PROCESSING AND SALES AGREEMENTS

SCHEDULE “K” ATTACHED TO AND FORMING PART OF THE SHARE PURCHASE AND SALE AGREEMENT AMONG BURLINGTON RESOURCES CANADA LTD., 1275708 ALBERTA LTD. and PENGROWTH CORPORATION DATED THE 28TH DAY OF NOVEMBER, 2006
AUTHORIZATIONS FOR EXPENDITURES

SCHEDULE “L” ATTACHED TO AND FORMING PART OF THE SHARE PURCHASE AND SALE AGREEMENT AMONG BURLINGTON RESOURCES CANADA LTD., 1275708 ALBERTA LTD. and PENGROWTH CORPORATION DATED THE 28TH DAY OF NOVEMBER, 2006
ABANDONMENT AND RECLAMATION AND ENVIRONMENTAL MATTERS

ABANDONMENT AND RECLAMATION AND ENVIRONMENTAL MATTERS
[Redacted]

SCHEDULE “M” ATTACHED TO AND FORMING PART OF THE SHARE PURCHASE AND SALE AGREEMENT AMONG BURLINGTON RESOURCES CANADA LTD., 1275708 ALBERTA LTD. and PENGROWTH CORPORATION DATED THE 28TH DAY OF NOVEMBER, 2006
VENDOR’S OFFICER’S CERTIFICATE

RE:	Article 6 of the Share Purchase and Sale Agreement dated the ● day of November, 2006, between Burlington Resources Canada Ltd., as the Vendor, 1275708 Alberta Ltd., as the Purchaser and Pengrowth Corporation.

Unless otherwise stated, the definitions provided for in the Agreement are adopted in this Certificate.
                     I,  ● ,  ● , of Burlington Resources Canada Ltd. (the “the Vendor”), hereby certify that:
1. Each of the covenants, representations and warranties of the Vendor contained in Article 6 of the Agreement is true and correct in all material respects as of the Closing Date.
2. the Vendor has performed or complied in all material respects with all of the covenants and obligations required to be performed under the Agreement prior to Closing.
3. This Certificate is made for and on behalf of the Vendor and is binding upon it, and I am not incurring and will not incur any personal liability whatsoever with respect to it.
4. This Certificate is made with full knowledge that the Purchaser is relying on the same for the Closing of the Transaction.
5. All Closing conditions for the benefit of the Vendor, pursuant to clauses 10.1 and 10.3 in the Agreement, have been satisfied or waived.
               IN WITNESS WHEREOF I have executed this Certificate the                       day of                      ,                         .
BURLINGTON RESOURCES CANADA LTD.

SCHEDULE “N” ATTACHED TO AND FORMING PART OF THE SHARE PURCHASE AND SALE AGREEMENT AMONG BURLINGTON RESOURCES CANADA LTD., 1275708 ALBERTA LTD. and PENGROWTH CORPORATION DATED THE 28TH DAY OF NOVEMBER, 2006
CRUDE OIL AND LIQUIDS PURCHASE CONTRACTS

SCHEDULE “O” ATTACHED TO AND FORMING PART OF THE SHARE PURCHASE AND SALE AGREEMENT AMONG BURLINGTON RESOURCES CANADA LTD., 1275708 ALBERTA LTD. and PENGROWTH CORPORATION DATED THE 28TH DAY OF NOVEMBER, 2006
PURCHASER’S OFFICER’S CERTIFICATE

RE:	Article 7 of the Share Purchase and Sale Agreement (“Agreement”) dated the • day of November, 2006, among Burlington Resources Canada Ltd., as the Vendor, 1275708 Alberta Ltd., as the Purchaser, and Pengrowth Corporation.

Unless otherwise stated, the definitions provided for in the Agreement are adopted in this Certificate.
                    I,                                         ,                      of                                          (the “the Purchaser”) hereby certify that:
1. Each of the covenants, representations and warranties of the Purchaser contained in Article 7 of the Agreement is true and correct in all material respects as of the Closing Date.
2. the Purchaser has performed or complied in all material respects with all of the covenants and obligations required to be performed under the Agreement prior to Closing.
3. This Certificate is made for and on behalf of the Purchaser and is binding upon it, and I am not incurring and will not incur any personal liability whatsoever with respect to it.
4. This Certificate is made with full knowledge that the Vendor is relying on the same for the Closing of the Transaction.
5. All Closing conditions for the benefit of the Purchaser, pursuant to clauses 10.1 and 10.2 in the Agreement, have been satisfied or waived.
          IN WITNESS WHEREOF I have executed this Certificate the                      day of                     ,                      .
  •
1275708 ALBERTA LTD.

SCHEDULE “P” ATTACHED TO AND FORMING PART OF THE SHARE PURCHASE AND SALE AGREEMENT AMONG BURLINGTON RESOURCES CANADA LTD., 1275708 ALBERTA LTD. and PENGROWTH CORPORATION DATED THE 28TH DAY OF NOVEMBER, 2006
NEW FREEHOLD LEASES

SCHEDULE “Q” ATTACHED TO AND FORMING PART OF THE SHARE PURCHASE AND SALE AGREEMENT AMONG BURLINGTON RESOURCES CANADA LTD., 1275708 ALBERTA LTD. and PENGROWTH CORPORATION DATED THE 28TH DAY OF NOVEMBER, 2006
JOINT VENTURE AUDITS

SCHEDULE “R” ATTACHED TO AND FORMING PART OF THE SHARE PURCHASE AND SALE AGREEMENT AMONG BURLINGTON RESOURCES CANADA LTD., 1275708 ALBERTA LTD. and PENGROWTH CORPORATION DATED THE 28TH DAY OF NOVEMBER, 2006
TRANSITIONAL SERVICES
General Principles
The Transition Services Agreement shall provide that ConocoPhillips Canada Resources Corp. (“CPCRC”) shall make available to the Corporations such administrative, accounting and information technology services as are reasonably required to properly administer the Assets as further set forth below (collectively, the “Services”).
Administrative Services
     The administrative services shall include the following:
o	submission, with copies to the Corporations, of all production, royalty and accounting reports relating to the Assets and required under Applicable Laws;

o	receipt of and promptly forwarding to the Corporations, all correspondence received from Third Parties relating to the Assets or Corporations, including operations and right of first refusal notices and AFEs; and

o	at the Corporations’ or the Purchaser and its Related Parties direction, preparation and distribution to Third Parties, of correspondence relating to the Assets, including responses to, and initiations of, operations and right of first refusal notices and AFEs.
Accounting Services
     The accounting services shall include the following:
o	accounts payable and accounts receivable support;

o	preparation and distribution of volume allocation statements, cost allocations, joint venture billings; and

o	payment of invoices and collection of accounts receivable as appropriate on the Corporations’ behalf and remittance (net of all amounts due to CPCRC or its Related Parties hereunder or pursuant to the Accounting Adjustment) to the Corporations of all amounts received on the Corporations’ behalf with respect to the Assets.
Information Technology Services
     The information technology services shall include the following:
o	management and maintenance, on the Corporations’ behalf, of computer networks and other technology systems related to or necessary in the operation of the Assets;

o	assistance in the transfer of data relating to the Assets; and

o	reasonable assistance in the development of plans relating to the replacement of Vendor’s proprietary or licensed information technology and computer systems not forming part of the Assets.
Other Services
     In addition to the foregoing, CPCRC shall provide reasonable assistance:
o	in respect of the review of any technical reports and technical information, forecasts, analyses and similar items which are received from Third Parties and are related to the Assets;

o	with respect to the marketing and transportation of Petroleum Substances including administration of aggregator contracts;

o	in the preparation of emergency response and similar plans required by any applicable Government Authorities;

o	to arrange access with technical and operational personnel to discuss transitional matters;

o	to arrange access with land personnel to discuss and provide information regarding lease expiries or terminations; and

o	in maintaining community relations and stakeholder affairs.
Subcontracting
     All or any portion of the Services may be provided by CPCRC through the use of subcontractors.
Reimbursement and Fees
     On a monthly basis, the Corporations shall:
o	reimburse CPCRC for all actual out-of-pocket costs and expenses incurred in relation to the provision of Services other than those costs and expenses otherwise accounted for pursuant to clause 6(a) of the Accounting Adjustment; and

o	pay a monthly fee equal to the estimated allocated cost (including benefits) of ConocoPhillips personnel or subcontractors providing the Services plus an overhead rate of [Redacted] on such costs.
Guarantee
Pengrowth Corporation shall guarantee the Corporations’ performance under the Transition Services Agreement.
Liability and Indemnity
CPCRC and its Related Parties shall not be liable for and the Corporations’ shall indemnify them from all Losses and Liabilities incurred by either party in respect of the Services except to the extent caused by the gross negligence or wilful misconduct of CPCRC or its Related Parties.

Restriction on Assignment
Neither the Corporations nor the Purchaser and its Related Parties shall be entitled to assign the Transition Services Agreement.
Term
The term of the Transition Services Agreement shall commence on the date of the Reorganization and shall continue to April 30, 2007 provided that the Transition Services Agreement shall immediately terminate in respect of any Corporation that ceases to be a subsidiary of the Purchaser.